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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               Amendment No. 35

                                      to

                                SCHEDULE 14D-9

                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934
(with respect to the offer by Northrop Grumman Corporation and Purchaser Corp.
                                      I)

                        Newport News Shipbuilding Inc.
                           (Name of Subject Company)

                        Newport News Shipbuilding Inc.
                      (Name of Persons Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                 (Including Associated Series A Participating
                  Cumulative Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   652228107
                     (Cusip Number of Class of Securities)

                           Stephen B. Clarkson, Esq.
                        Newport News Shipbuilding Inc.
                            4101 Washington Avenue
                            Newport News, VA 23607
                                (757) 380-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                With copies to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

   Item 1 of the Northrop Grumman Schedule 14D-9 is amended to read in its entirety as follows:

   The name of the subject company is Newport News Shipbuilding Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4101 Washington Avenue, Newport News, VA 23607, and the Company's telephone number at this address is (757) 380-2000.

   The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"), together with the associated rights to purchase Series A Cumulative Preferred Stock (the "Rights") issued pursuant to the Company's Rights Agreement, dated June 10, 1998, between the Company and EquiServe Trust Company, N.A. (formerly known as First Chicago Trust Company of New York), as amended from time to time (as so amended, the "Rights Agreement"). The shares of Common Stock are hereinafter referred to as the "Shares". Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

   As of November 1, 2001, there were 35,397,728 Shares outstanding.

Item 2. Identity and Background of Filing Person

   Item 2(a) and 2(b) of the Northrop Grumman Schedule 14D-9 are amended to read in their entirety as follows:

   (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   (b) The Company previously filed a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Northrop Grumman Schedule 14D-9") with the Securities and Exchange Commission (the "SEC") on June 6, 2001, in response to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated May 23, 2001 (the "Northrop Grumman Schedule TO"), filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), with the SEC, to purchase all the outstanding Shares, on the terms and subject to the conditions set forth in the preliminary prospectus dated May 23, 2001 (the "Northrop Grumman Prospectus"), and the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Northrop Grumman Offer"). The Northrop Grumman Offer was amended on November 13, 2001 to provide that the Company's stockholders will receive either $67.50 in cash or a number of shares of Northrop Grumman common stock (the "Northrop Grumman Shares") designed to provide a value of $67.50 per Share, subject, in each case, to certain election and proration procedures and limitations. An Agreement and Plan of Merger among Northrop Grumman, Purchaser Corp. I, a Delaware corporation and a wholly owned subsidiary of Northrop Grumman (the "Northrop Grumman Purchaser"), and the Company, dated as of November 7, 2001 (the "Northrop Grumman Merger Agreement"), provides that if the Northrop Grumman Offer is consummated, outstanding Shares not purchased in the Northrop Grumman Offer will be converted into the right to receive $67.50 per Share in cash and/or Northrop Grumman Shares, subject, in each case, to certain election and proration procedures and limitations, pursuant to a merger of the Company with and into the Northrop Grumman Purchaser (the "Northrop Grumman Merger"). The Northrop Grumman Prospectus and the related Letter of Election and Transmittal are filed with the SEC as Exhibits (a)(4)(A) and (a)(1)(F), respectively, to the Northrop Grumman Schedule TO. Copies of the Northrop Grumman Schedule TO may be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 or by telephone at 1-800-SEC-0330. The Northrop Grumman Schedule TO is available to the public from commercial document retrieval services and at the SEC's World Wide Website located at http://www.sec.gov. The Northrop Grumman Prospectus states that the principal executive offices of Northrop Grumman are located at 1840 Century Park East, Los Angeles, CA 90067-2199.

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Item 3. Past Contacts, Transactions, Negotiations and Agreements

   Item 3 of the Northrop Grumman Schedule 14D-9 is amended to read in its entirety as follows:

   Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Northrop Grumman and its respective executive officers, directors or affiliates.

   Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates

   Certain information regarding agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers and directors or affiliates, on the other hand, are described in Annex A to this Statement and incorporated herein by reference.

   Change in Control. The Company has amended its employee benefit plans that currently include "change in control" provisions, and the Trust Agreement for Newport News Shipbuilding Inc. Benefits Protection Plans (the "rabbi trust"), to provide that a change in control will occur upon any person (other than the Company or any of its subsidiaries, or any employee benefit plan maintained by the Company or any of its subsidiaries, or the Amended and Restated Stock Employee Compensation Trust, dated as of August 1, 2000, by and between the Company and Wachovia Bank, N.A., as amended (the "SECT")) becoming the beneficial owner of securities representing 40% or more of the combined voting power of the Company's then outstanding securities having general voting rights, in addition to other amendments to certain plans, the rabbi trust and the SECT that are described in detail below. Each of Northrop Grumman and the Company has acknowledged and agreed in the Northrop Grumman Merger Agreement that the consummation of the Northrop Grumman Offer and the transactions contemplated by the Northrop Grumman Merger Agreement constitute a "change in control" for all purposes under the Company's employee benefit plans and arrangements.

   Stock Options. Pursuant to the Northrop Grumman Merger Agreement, the Board of Directors of the Company (the "Company Board") has taken action to provide that each option to purchase Shares granted under any stock option plan, program, agreement or arrangement of the Company or any of its subsidiaries that is outstanding and unexercised immediately prior to the acceptance for payment of Shares pursuant to the Northrop Grumman Offer, whether vested or unvested, shall be adjusted to provide that each such stock option shall then be cancelled, and, in consideration of such cancellation, the holder of each such stock option shall become entitled to receive, as promptly as practicable following the consummation of the Northrop Grumman Offer, a payment in cash (subject to applicable withholding and payroll taxes) from the Company in an amount equal to the product of:

  . the excess, if any, of the Deemed Per Share Offer Consideration (as defined below) over the exercise price per Share subject to the stock option; and

  .  the number of Shares subject to the stock option.

   "Deemed Per Share Offer Consideration" means the amount, expressed in U.S. dollars, determined by dividing:

  .  the sum of:

      (A) the product of:

        (1) the average of the closing sale prices for a Northrop Grumman Share on the New York Stock Exchange (the "NYSE") as reported in The Wall Street Journal over the five-day trading period ending on the trading day immediately preceding the second full trading day before the expiration of the Northrop Grumman Offer, and

        (2) the total number of Northrop Grumman Shares issued in the Northrop Grumman Offer, plus

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      (B) the total cash amount paid in the Northrop Grumman Offer, by

  . the total number of Shares accepted for payment pursuant to the Northrop Grumman Offer.

   Other Equity-Based Awards. Pursuant to the Northrop Grumman Merger Agreement, the Company Board has taken action to provide that each right of any kind, whether vested or unvested, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares (including performance share awards), except for stock options, which is outstanding immediately prior to the acceptance for payment of Shares pursuant to the Northrop Grumman Offer, shall be adjusted to provide that each such stock-based right shall be then cancelled, and, in consideration of such cancellation, the holder of each such stock-based right shall become entitled to receive, as promptly as practicable following the consummation of the Northrop Grumman Offer, a payment in cash (subject to applicable withholding and payroll taxes) from the Company in an amount equal to the product of:

  .  the Deemed Per Share Offer Consideration, and

  . the number of Shares subject to such synthetic stock-based award (assuming the maximum level of possible payout, if applicable);

provided, however, that no such payment shall be made to such holder with respect to any such stock-based right in respect of which the holder thereof has elected to defer payment to a deferred compensation account under the Company's Deferred Compensation Plan or Deferred Compensation Plan for Nonemployee Directors, and, in lieu thereof, such account shall be credited with a fully vested amount of cash equal to such payment.

   Pursuant to the Northrop Grumman Merger Agreement, the Company Board has taken action to provide that each award of any kind, whether vested or unvested, consisting of Shares issued under the Company's stock plans (including, without limitation, restricted stock) outstanding immediately prior to the acceptance for payment of Shares pursuant to the Northrop Grumman Offer which is not then vested shall be adjusted to provide that each such stock-based award shall then fully vest, and each holder thereof shall be permitted to tender such stock-based award pursuant to the Northrop Grumman Offer on a guaranteed delivery of shares basis and to make all elections available to holders of Shares tendered pursuant to the Northrop Grumman Offer and shall be subject to the same proration limitations as are holders of Shares tendered pursuant to the Northrop Grumman Offer.

   As of November 1, 2001, the number of Shares subject to vested stock options held by Messrs. William P. Fricks, Thomas C. Schievelbein, Alfred Little, Jr., Stephen B. Clarkson, Charles S. Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are 324,321, 145,934, 45,564, 69,427, zero, 189,193 and 343,649, respectively. As of November 1, 2001, the aggregate number of Shares subject to unvested stock options held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group, the vesting of which will accelerate as a result of a change in control, are 118,981, 54,464, 25,746, 25,746, 13,675, 107,330 and 147,654, respectively. The intrinsic value of such unvested stock options, based on a value of $67.50 per Share (net of the applicable exercise prices), held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $3,675,539, $1,707,158, $807,801, $807,801, $212,817, $3,358,472 and $4,461,849,
respectively. As of November 1, 2001, Messrs. Fricks and Clarkson hold 75,507 and 22,545 performance Shares, respectively, that are earned and would be immediately payable upon retirement on the date of this Statement without regard to a change in control. As of November 1, 2001, the aggregate number of Shares of restricted stock and unvested performance Shares (excluding the earned performance Shares that are payable upon retirement to Messrs. Fricks and Clarkson described above) held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group, the vesting of which will accelerate as a result of

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a change in control, are 109,750, 94,105, 46,565, 24,020, 15,540, 184,121 and
120,936, respectively. The value of the Shares of restricted stock and unvested performance Shares (excluding the earned performance Shares that are payable upon retirement to Messrs. Fricks and Clarkson described above), based on a value of $67.50 per Share, held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $7,408,125, $6,352,088, $3,143,138, $1,621,350, $1,048,950, $12,519,970 and $8,163,180,
respectively.

   Deferred Compensation Plans. The Company has amended its Deferred Compensation Plan and Deferred Compensation Plan for Nonemployee Directors to provide that the account balances for all participants will be valued and paid out 90 days following a change in control (with amounts notionally invested in Shares being valued for such purpose as if the per Share price was the Deemed Per Share Offer Consideration). As of November 1, 2001, the approximate value of the deferred compensation that is unvested and would become vested and payable, plus the approximate increase in value of any vested deferred compensation notionally invested in Shares (based on the excess of $67.50 over the closing price per Share on April 24, 2001, the date immediately preceding the public announcement of the General Dynamics Transaction), immediately following a change in control to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $7,377,952, $3,950,642, $1,139,577, $1,396,092, $35,828, $4,328,894 and $7,870,054,
respectively.

   Annual Incentive Plan. The Company has amended its Annual Incentive Plan to provide that:

   (1) immediately following a change in control, Messrs. Fricks, Schievelbein, Little, Clarkson and Ream will each be paid full-year (not pro rated) annual bonuses assuming performance was achieved at the maximum level (the amounts that would become payable immediately following a change in control that occurs in 2001 to Messrs. Fricks, Schievelbein, Little, Clarkson and Ream are $1,430,000, $652,500, $275,000, $261,000 and
       $372,000, respectively);

   (2) with respect to participants who are not described in clause (1) above, upon termination of employment on or before December 31 of the year in which the change in control occurs, either by the Company other than for cause or, in the case of participants in the Change in Control Severance Plan (as defined below), by such participant due to constructive termination under the Change in Control Severance Plan, the participant will be paid a pro rata annual bonus based on the higher of target or actual Company performance through termination of employment; and

   (3) with respect to participants who are not described in clause (1) above and remain employed through December 31 of the year in which the change in control occurs, an annual bonus based on actual Company performance for such year.

   Restoration Plan. The Company has amended its Retirement Benefit Restoration Plan to clarify that any employees in a position designated as ECP Level 5 or above are eligible to participate in such plan.

   SERP. The Company has amended its Supplemental Executive Retirement Plan (referred to herein as the "SERP") to clarify that full year awards paid under the Annual Incentive Plan will be taken into account for purposes of determining benefits payable under the Supplemental Executive Retirement Plan.

   Change in Control Severance Plan. The Company has amended its Change in Control Severance Benefit Plan for Key Executives (referred to herein as the "Change in Control Severance Plan") to require that the obligations accrued under the Change in Control Severance Plan be funded in the rabbi trust (which is described below), and to clarify that full year awards paid under the Annual Incentive Plan will be taken into account for purposes of determining benefits payable under the Change in Control Severance Plan. If, immediately following a change in control that occurs in 2001, the employment of each executive officer were involuntarily terminated (including as a result of a termination without cause or due to constructive termination under the Change in Control Severance
Plan), the estimated amounts of cash payments (including severance payments and any additional change in control benefits under the Retirement Benefit Restoration Plan and Supplemental Executive Retirement Plan) that could become payable to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream and all other

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executive officers of the Company as a group as a result of the change in control are $6,368,731, $4,033,028, $3,660,020, $2,621,329, $1,488,000 and
$5,025,003, respectively. The foregoing amounts exclude any payments that may be required to be made in respect of any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

   Rabbi Trust. The rabbi trust is an irrevocable trust, the assets of which may be used only to pay amounts under certain specified benefit plans to which the rabbi trust applies, unless the Company becomes insolvent, in which case the assets in the trust will be available to satisfy the claims of creditors. The Company has amended the rabbi trust to provide that the amounts to be funded pursuant to the underlying trust agreement will include the estimated amount of severance or other benefits that may become payable to participants of the specified benefit plans, assuming for such purpose that such participants were terminated immediately following a change in control under circumstances that would give rise to their entitlement to such benefits. The plans and agreements to which the rabbi trust applies are the Change in Control Severance Plan, the Deferred Compensation Plan, the Retirement Benefit Restoration Plan, the Supplemental Executive Retirement Plan and the employment agreements with Messrs. Fricks and Schievelbein.

   SECT. The SECT was originally established to hold equity securities of the Company or other property as a source to satisfy, in whole or in part, the Company's obligations under certain benefit plans and arrangements to make contributions or payments on behalf of the Company's past, present or future officers, employees and directors or their beneficiaries. The Company has amended the SECT to provide that the trustee of the SECT may use Shares to repay any outstanding indebtedness of the SECT to the Company, to clarify that the Company may direct the trustee of the SECT to sell Shares, to clarify that the gains from the sales of Shares must be used to repay outstanding indebtedness of the SECT to the Company and to clarify that the SECT shall continue in existence following its termination to the extent necessary for the trustee of the SECT to discharge the obligations thereunder. Provisions in the Northrop Grumman Merger Agreement relating to the SECT are described under "The Northrop Grumman Merger Agreement--Employee Benefit Matters".

   Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and Northrop Grumman, the Northrop Grumman Purchaser and their Respective Executive Officers, Directors or Affiliates

                     The Northrop Grumman Merger Agreement

   The following is a summary of the Northrop Grumman Merger Agreement. This summary does not purport to be a complete description of the terms and conditions of the Northrop Grumman Merger Agreement and is qualified in its entirety by reference to the Northrop Grumman Merger Agreement, which is filed as an exhibit to this Statement and incorporated herein by reference.

   The Northrop Grumman Offer. Pursuant to the Northrop Grumman Merger Agreement, the Northrop Grumman Offer was amended to provide that:

  .  that the Northrop Grumman Purchaser be designated as the offeror;

  . November 29, 2001 be set as the initial Expiration Date of the Northrop Grumman Offer; and

  . the Northrop Grumman Purchaser will pay the consideration described in "The Northrop Grumman Merger Agreement--The Northrop Grumman Offer Consideration" and "The Northrop Grumman Merger Agreement--The Northrop Grumman Merger Consideration" to purchase all the outstanding Shares.

   Pursuant to the Northrop Grumman Merger Agreement, Northrop Grumman is obligated to cause the Northrop Grumman Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn as soon as practicable after the Expiration Date of the Northrop Grumman Offer (as extended from time to time

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in accordance with the provisions of the Northrop Grumman Merger Agreement).
This obligation is subject to various conditions, including satisfaction of the Minimum Tender Condition (as defined below) and the other conditions set forth in Annex I to the Northrop Grumman Merger Agreement and summarized below in "--Conditions to the Northrop Grumman Offer". The term "Expiration Date" means 12:00 Midnight, New York City time, on November 29, 2001, unless the Northrop Grumman Purchaser, in accordance with the provisions of the Northrop Grumman Merger Agreement, has extended the period of time during which the Northrop Grumman Offer is open, in which event the term Expiration Date will mean the latest time and date which the Northrop Grumman Offer, as so extended by the Northrop Grumman Purchaser, will expire.

   The Northrop Grumman Offer is conditioned upon there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares that would represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase, without giving effect to any dilution that might arise from exercise of the Rights (the "Minimum Tender Condition").

   The other conditions to the Northrop Grumman Offer set forth in Annex I of the Northrop Grumman Merger Agreement are summarized below. See "--Conditions to the Northrop Grumman Offer".

   The Northrop Grumman Purchaser has the right, subject to the terms of the Northrop Grumman Merger Agreement, to extend the Northrop Grumman Offer from time to time for one or more additional periods of not more than 10 business days (five business days if only one or more of the Minimum Tender Condition, the condition relating to the registration statement on Form S-4 filed by Northrop Grumman registering the Northrop Grumman Shares to be issued by Northrop Grumman pursuant to the Northrop Grumman Offer and the Northrop Grumman Merger (the "Form S-4") being declared effective by the SEC or the condition relating to the Northrop Grumman Shares to be issued being approved for listing on the NYSE remain to be satisfied), or such longer period as may be approved by the Company, (i) if immediately before the Expiration Date, any of the conditions to the Northrop Grumman Offer shall not have been satisfied or, to the extent permitted, waived until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Northrop Grumman Offer or any period required by applicable law. If the Northrop Grumman Purchaser elects to extend the Expiration Date of the Northrop Grumman Offer when the only condition of the Northrop Grumman Offer that is not satisfied is the Minimum Tender Condition, to the extent requested by the Company, the Northrop Grumman Purchaser and Northrop Grumman will be deemed to have waived all other conditions other than the conditions set forth in paragraph (iii) of "--Conditions to the Northrop Grumman Offer" set forth below. Pursuant to the Northrop Grumman Merger Agreement, the Northrop Grumman Purchaser is obligated to extend the Northrop Grumman Offer in certain circumstances if conditions to the Northrop Grumman Offer have not been satisfied or waived, if such condition or conditions could reasonably be expected to be satisfied.

   Stockholder Mailings. The Company is obligated under the terms of the Northrop Grumman Merger Agreement to cause its transfer agent to provide Northrop Grumman with stockholder lists, mailing labels, security position listings and any available listing or computerized records containing the names and addresses of registered holders of the Shares and to provide such additional information and assistance as Northrop Grumman may reasonably request for the purpose of communicating the Northrop Grumman Offer to the record and beneficial owners of the Shares.

   The Northrop Grumman Merger. The Northrop Grumman Merger Agreement provides that following the completion of the Northrop Grumman Offer and subject to the conditions set forth in the Northrop Grumman Merger Agreement, the Company will be merged with and into the Northrop Grumman Purchaser in accordance with the provisions of the General Corporation Law of the State of Delaware (the "Delaware Act"). Following the Northrop Grumman Merger, the Northrop Grumman Purchaser will continue as the surviving corporation and the separate corporate existence of the Company will cease. However, in the event that the tax opinion of Northrop Grumman's counsel is not delivered on the closing date of the Northrop Grumman Merger as provided for in the Northrop Grumman Merger Agreement, then upon the terms and subject to the conditions set forth in the Northrop Grumman Merger Agreement, at the effective time of the Northrop Grumman Merger (the

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"Effective Time") the Northrop Grumman Purchaser will be merged with and into the Company in accordance with the provisions of the Delaware Act. Following such merger, the Company will continue as the surviving corporation and the separate corporate existence of the Northrop Grumman Purchaser will cease. In such event, the term the "Northrop Grumman Merger" shall be deemed to refer to such merger for all purposes hereunder.

   Certificate of Incorporation; Bylaws; Directors and Officers. The Northrop Grumman Merger Agreement provides that at the Effective Time, and without any further action on the part of the Company or the Northrop Grumman Purchaser, the certificate of incorporation and bylaws attached as Annex IV to the Northrop Grumman Merger Agreement will be the certificate of incorporation and bylaws of the surviving corporation. The Northrop Grumman Merger Agreement also provides that the directors of the Northrop Grumman Purchaser and the officers of the Company, immediately prior to the Effective Time, will be the initial directors and officers of the surviving corporation, each to hold office in accordance with the applicable provisions of the certificate of incorporation and bylaws of the surviving corporation, until their successors are duly elected or appointed and qualified.

   Conversion of Shares. The Northrop Grumman Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by the Company, Shares owned by Northrop Grumman or Shares owned by the Northrop Grumman Purchaser and Shares for which appraisal rights have been exercised in accordance with the Delaware Act, will be converted pursuant to the Northrop Grumman Merger into the right to receive, upon the surrender of the certificate formerly representing such Share, the consideration set forth in Annex III to the Northrop Grumman Merger Agreement, and as described in "--Northrop Grumman Merger Consideration" below. The Northrop Grumman Merger Agreement further provides that, immediately prior to the Effective Time, all Shares owned by the Company or any of its subsidiaries and Shares owned by Northrop Grumman or any of its subsidiaries will be canceled and will cease to exist.

   Treatment of Dissenting Shares. The Northrop Grumman Merger Agreement provides that Shares outstanding immediately prior to the Effective Time that are held by persons who have complied in all respects with the provisions of
Section 262 of the Delaware Act with respect to such Shares ("Dissenting Shares") will not be converted into the right to receive the Northrop Grumman Merger Consideration but instead the holders of such Dissenting Shares will be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the Delaware Act. The Northrop Grumman Merger Agreement further provides, however, that Dissenting Shares held by any person who waives, withdraws, fails to perfect or otherwise loses the right to payment of the fair value of such shares pursuant to Section 262 of the Delaware Act will be treated as if such Shares had been converted into the right to receive the Northrop Grumman Merger Consideration as of the Effective Time.

   Representations and Warranties. The Northrop Grumman Merger Agreement contains representations and warranties by the Company, Northrop Grumman and the Northrop Grumman Purchaser. Each of the Company, Northrop Grumman and the Northrop Grumman Purchaser made representations and warranties as to:

  .  corporate organization;

  . authorization to consummate the Northrop Grumman Merger and the related transactions;

  .  compliance with applicable laws and required filings and consents;

  .  capitalization;

  .  filings and reports with the SEC;

  .  no undisclosed liabilities;

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  .  absence of material adverse effect;

  .  litigation;

  .  contract matters;

  .  tax matters;

  .  employee benefit matters;

  .  environmental matters;

  .  title to property and assets;

  .  intellectual property matters;

  .  labor matters; and

  . payments, if any, required to be made to brokers and agents on account of the Northrop Grumman Merger.

   In addition, the Company made representations and warranties as to:

  . the inapplicability of the Rights Agreement to the Northrop Grumman Merger Agreement, the Northrop Grumman Offer and the Northrop Grumman Merger, the expiration of the Rights upon completion of the Northrop Grumman Offer and the applicability of the Rights Agreement to any acquisition by General Dynamics of more than 15% of the Shares;

  . the inapplicability of Section 203 of Delaware Act ("business combinations");

  . the termination of the General Dynamics Merger Agreement and all rights, claims and obligations thereunder, including the termination fee; and

  .  compliance regarding nuclear-related activities.

   Also, Northrop Grumman made representations and warranties as to:

  .  adequate cash resources;

  .  no capital ownership in the Company;

  . information for the Schedule TO and 14D-9, the Form S-4 and Proxy Statement; and

  . delivery of an opinion of its legal counsel on the date the Northrop Grumman Merger Agreement was signed (the "Initial Tax Opinion"), to the effect that (i) the Northrop Grumman Offer and the Northrop Grumman Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Northrop Grumman, the Northrop Grumman Purchaser and the Company will each be a party to a reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

   Covenants. The Northrop Grumman Merger Agreement contains covenants by the Company and Northrop Grumman, including the following mutual covenants:

  . to use best efforts to complete and make effective the transactions contemplated by the Northrop Grumman Merger Agreement;

  . to give all required notices to third parties and governmental entities and use their best efforts to obtain all third party, legal and governmental consents and approvals required in connection with the transactions contemplated by the Northrop Grumman Merger Agreement;

  . to provide one another with notice of any material developments affecting the ability of the parties to complete the transactions contemplated by the Northrop Grumman Merger Agreement;

  . to consult with one another before issuing any press release or otherwise making any public announcements with respect to the transactions contemplated by the Northrop Grumman Merger Agreement;

  . to use reasonable best efforts to cause the Northrop Grumman Offer and the Northrop Grumman Merger to qualify as a reorganization under Section 368 of the Internal Revenue Code; and

  . to use reasonable efforts to cause each parties' independent accountants to deliver their respective comfort letters and consents.

   The Northrop Grumman Merger Agreement contains covenants by the Company that it and each of its subsidiaries will conduct its operations in accordance with its ordinary course of business, consistent with past practice and, subject to specified exceptions, will not, and will not cause or permit any of its subsidiaries to:

  . amend its certificate of incorporation or bylaws or file any certificate of designation or similar instrument with respect to any shares of its authorized but unissued capital stock in any manner adverse to Northrop Grumman, the Northrop Grumman Purchaser or the Company;

  . authorize or effect any stock split or combination or reclassification of shares of its capital stock; declare or pay any dividend or distribution with respect to its capital stock (other than the regular quarterly dividend of $0.04 per Share and dividends payable by a subsidiary of the Company to the Company or another subsidiary);

  . issue or authorize the issuance of any shares of its capital stock (other than in connection with the exercise of currently outstanding Company stock options or Company stock-based awards or pursuant to the Company's Employee Stock Purchase and Accumulation Plan (the "ESPAP") or pursuant to the exercise of the Rights) or any other securities exercisable or exchangeable for or convertible into shares of its capital stock, or repurchase, redeem or otherwise acquire for value any shares of its capital stock or any other securities exercisable or exchangeable for or convertible into shares of its capital stock (other than the redemption of the Rights in accordance with the provisions of the Northrop Grumman Merger Agreement);

  .  in the case of the Company, merge or consolidate with any entity;

  . sell, lease or otherwise dispose of any of its capital assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, including any shares of the capital stock of any significant subsidiary of the Company, other than sales, leases or other dispositions of machinery, equipment, tools, vehicles and other operating assets no longer required in its operations made in the ordinary course of business, consistent with past practice;

  . in the case of the Company only, liquidate, dissolve or effect any recapitalization or reorganization in any form;

  . acquire any interest in any business (whether by purchase of assets, purchase of stock, merger or otherwise) or enter into any joint venture except for any interests in any business or joint venture which does not involve an investment by the Company in excess of $5 million;

  . create, incur, assume or suffer to exist any indebtedness for borrowed money (including capital lease obligations), other than (i) indebtedness existing as of the date of the Northrop Grumman Merger Agreement, (ii) borrowings under existing credit lines in the ordinary course of business, consistent with past practice, (iii) indebtedness that can be prepaid at any time without premium or penalty and (iv) intercompany indebtedness among the Company and its subsidiaries arising in the ordinary course of business, consistent with past practice;

  . create, incur, assume or suffer to exist any lien affecting any of its material assets or properties;

  . except as required by GAAP, change any of the accounting principles or practices used by it or revalue in any material respect any of its assets or properties, other than write-downs of inventory or accounts receivable in the ordinary course of business, consistent with past practice;

  . except in the ordinary course of business consistent with past practice and except as required under the terms of any collective bargaining agreement in effect as of the date of the North Grumman Merger Agreement or as required by applicable law, grant any general or uniform increase in the rates of pay of its employees or grant any increase in the benefits under any bonus or employee benefit plan or other arrangement, contract or commitment;

  . except in the ordinary course of business consistent with past practice and except for any increase required under the terms of any collective bargaining agreement or consulting, executive or employment agreement in effect on the date of the Northrop Grumman Merger Agreement or as required by applicable law, increase the compensation payable or to become payable to officers and salaried employees or increase any bonus, insurance, pension or other benefit plan, payment or arrangement made to, for or with any such officers or salaried employees;

  . enter into any contract or commitment or engage in any transaction with any affiliated person or entity (other than the Company or its subsidiaries) or enter into any contract or commitment or engage in any transaction with any unaffiliated person or entity which, to the Company's knowledge, is reasonably likely to have a material adverse effect on the Company;

  . make any material tax election or settle or compromise any material tax liability, except in the ordinary course of business;

  . settle or compromise any material pending or threatened suit, action or proceeding except to the extent any such settlement or compromise is not reasonably likely to have a material adverse effect on the Company; or

  . take any action that would cause the indebtedness that the SECT owes the Company to be less than $195,000,000, other than a reduction of indebtedness necessary for the SECT to deliver Shares to satisfy option exercises in the ordinary course of business, consistent with past practice.

   Additionally, the Northrop Grumman Merger Agreement requires the Company to provide Northrop Grumman and its representatives with reasonable access at reasonable times to the premises, properties, books, records, contracts and documents of or pertaining to the Company.

   The Northrop Grumman Merger Agreement also contains covenants by Northrop Grumman that it will cause itself and each of its subsidiaries to conduct its operations in accordance with its ordinary course of business, consistent with past practice and, subject to specified exceptions, will not, and will not cause or permit any of its subsidiaries to:

  . amend its certificate of incorporation or bylaws or file any certificate of designation or similar instrument with respect to any shares of its authorized but unissued capital stock in any manner adverse to Northrop Grumman, the Northrop Grumman Purchaser or the Company;

  . authorize or effect any stock split or combination or reclassification of shares of its capital stock;

  . declare or pay any dividend or distribution with respect to its capital stock (other than the regular quarterly dividend of $0.40 per Northrop Grumman Share, dividends payable pursuant to the terms of the Series B Preferred stock and dividends payable by a subsidiary of Northrop Grumman to Northrop Grumman or another subsidiary);

  . issue or authorize the issuance of any shares of its capital stock (other than in connection with the exercise of currently outstanding options to purchase Northrop Grumman Shares or pursuant to the exercise of rights pursuant to Northrop Grumman's Rights Agreement) or any other securities exercisable or exchangeable for or convertible into shares of its capital stock, or repurchase, redeem or otherwise acquire for value any shares of its capital stock or any other securities exercisable or exchangeable for or convertible into shares of its capital stock; provided, however, that, Northrop Grumman may issue, and take any and all actions in connection with such issuance or the preparation therefor, Northrop Grumman Shares and debt convertible into Northrop Grumman Shares registered on the date of the Northrop

     Grumman Merger Agreement pursuant to Northrop Grumman's registration statement on Form S-3 pursuant to a fixed price, underwritten public offering so long as such offering does not price, and no underwriting agreement or other agreement (other than agreements that may be necessary to close such previously priced offering) relating to the offer or sale of such shares is entered into by Northrop Grumman, during the period beginning on the first trading day of the five-day trading period ending on the trading day immediately preceding the second full trading day of the expiration of the Northrop Grumman Offer and ending on the fourth trading day after the completion of the Northrop Grumman Offer; or

  . in the case of Northrop Grumman or the Northrop Grumman Purchaser, merge or consolidate with any entity, liquidate, dissolve or effect any capitalization or reorganization.

   Also, the Northrop Grumman Merger Agreement requires Northrop Grumman and the Company to use reasonable efforts to obtain from Northrop Grumman's legal counsel on the closing date of the Northrop Grumman Merger, an opinion to the effect that (i) the Northrop Grumman Offer and the Northrop Grumman Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Northrop Grumman, the Northrop Grumman Purchaser and the Company will each be a party to a reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

   Other Potential Acquirers. The Northrop Grumman Merger Agreement contains restrictions on the ability of the Company, its subsidiaries and their respective directors, officers, employees, agents and representatives to solicit, initiate or participate in any discussions or negotiations regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any "Company Takeover Proposal." For purposes of the Northrop Grumman Merger Agreement, a "Company Takeover Proposal" is any proposal or offer for a merger, consolidation, dissolution, liquidation, recapitalization or other business combination involving the Company or any of its significant subsidiaries, any proposal or offer for the issuance by the Company of a material amount of its equity securities as consideration for the assets or securities of any person or any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in any voting securities of, or a substantial portion of the assets of, the Company or any of its subsidiaries.

   The Northrop Grumman Merger Agreement generally prohibits the Company, its subsidiaries and their respective directors, officers, employees, representatives and agents from soliciting, initiating or encouraging, directly or indirectly, any Company Takeover Proposal or engaging in any negotiations or discussions with, furnishing any information to or entering into any agreement with any party relating to any Company Takeover Proposal (other than certain permissible confidentiality agreements). The Northrop Grumman Merger Agreement provides, however, that the Company and its representatives may participate in discussions and negotiations with, and furnish information or data to, a party submitting an offer or proposal not solicited by the Company and that did not otherwise result from a breach of the Northrop Grumman Merger Agreement if the Company Board determines in good faith after consultation with outside counsel that the fiduciary obligations of the Company Board require such action. Notwithstanding the foregoing, the Company may not enter into any discussions with General Dynamics regarding a Company Takeover Proposal.

   Pursuant to the terms of the Northrop Grumman Merger Agreement, the Company must, promptly upon its receipt of any Company Takeover Proposal, provide Northrop Grumman with the material terms and conditions of such Company Takeover Proposal, including the identity of the acquiring party. The Company must also promptly inform Northrop Grumman of the status and content of any discussions or negotiations involving any Company Takeover Proposal.

   The Company is prohibited under the terms of the Northrop Grumman Merger Agreement from providing any non-public information regarding the Company or any of its subsidiaries to any party making a Company Takeover Proposal unless such party enters into a written confidentiality agreement containing provisions substantially similar to those contained in the Confidentiality Agreement dated as of October 5, 2001 between the Company and Northrop Grumman.

   The Company is prohibited under the terms of the Northrop Grumman Merger Agreement from withdrawing or modifying, in a manner adverse to Northrop Grumman or the Northrop Grumman Purchaser, the recommendation of the Company Board of the Northrop Grumman Merger Agreement or from approving or recommending a Company Takeover Proposal, unless a withdrawal or modification is, in the good faith judgment of the Company Board after consultation with its outside counsel, required by its fiduciary duties or the Initial Tax Opinion is withdrawn, or an event has occurred that is inconsistent with any factual assumptions upon which the Initial Tax Opinion is based and such event would result in the Initial Tax Opinion being withdrawn, or the Company requests that legal counsel to Northrop Grumman reaffirm the Initial Tax Opinion and the legal counsel fails to do so on the fifth day prior to the completion of the offer.

   Directors and Officers Indemnification and Insurance. The Northrop Grumman Merger Agreement requires Northrop Grumman to cause the surviving corporation to indemnify, defend and hold harmless the present and former directors and executive officers of the Company and its subsidiaries from and against all losses, claims, damages and expenses (including reasonable attorney's fees and expenses) arising out of or relating to actions or omissions, or alleged actions or omissions, occurring at or prior to the consummation of the Northrop Grumman Merger to the fullest extent permitted by law. The Northrop Grumman Merger Agreement also provides that for a period of six years after the date of the completion of the Northrop Grumman Merger, Northrop Grumman will cause to be maintained in effect the policies of directors' and officers' liability insurance currently maintained by the Company with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to such date. Northrop Grumman may at its discretion substitute for such policies currently maintained by the Company directors and officers liability insurance policies with reputable and financially sound carriers providing for no less favorable coverage. After the Northrop Grumman Merger, Northrop Grumman will indemnify the directors and officers of the Company with respect to matters relating to the Northrop Grumman Merger Agreement.

   Company Stockholders Meeting. The Northrop Grumman Merger Agreement provides that to the extent necessary to consummate the Northrop Grumman Merger, the Company is required to convene and hold a meeting of its stockholders for the purpose of approving and adopting the Northrop Grumman Merger Agreement and the transactions contemplated thereby (the "Company Stockholder Meeting") and to file with the SEC and mail to the Company's stockholders a proxy statement and related materials (the "Proxy Statement") with respect to such Company Stockholder Meeting. Subject to fiduciary duties of the Company Board and certain provisions of the Northrop Grumman Merger Agreement, the Company Board is required to recommend in the Proxy Statement that the holders of the Shares adopt the Northrop Grumman Merger Agreement, and the Company is required to use its reasonable efforts to solicit such approval. At the Company Stockholder Meeting, Northrop Grumman is required to cause the Northrop Grumman Purchaser to vote all Shares then owned by it in favor of the adoption of the Northrop Grumman Merger Agreement. In the event, however, that the Northrop Grumman Purchaser owns at least 90% of the outstanding Shares following expiration of the Northrop Grumman Offer, the Northrop Grumman Merger Agreement provides that appropriate action will be taken to cause the Northrop Grumman Merger to become effective as soon as practicable without a meeting of the Company's stockholders in accordance with Section 253 of the Delaware Act.

   Designation of Directors. The Northrop Grumman Merger Agreement provides that, promptly upon acquiring a majority of the outstanding Shares pursuant to the Northrop Grumman Offer, and so long as Northrop Grumman directly or indirectly owns a majority of the outstanding Shares, Northrop Grumman will be entitled, upon written request to the Company, to designate the number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding Shares owned by Northrop Grumman and its subsidiaries. The Company is obligated upon such request promptly to use its reasonable efforts to cause Northrop Grumman's designees to be so elected. See the Information Statement attached hereto as Annex A for information concerning Northrop Grumman's designees and the Company Board.

   Employee Benefit Matters. For not less than two years following the completion of the Northrop Grumman Offer, Northrop Grumman will provide to current and former employees of the Company and its subsidiaries comparable compensation and employee benefits that are in the aggregate not less favorable then the compensation and employee benefits provided to them prior to the completion of the Northrop Grumman Offer, excluding, however, stock-based plans and equity-based compensation arrangements. Northrop Grumman and its subsidiaries (including the Northrop Grumman Purchaser) will credit the Company's employees with all years of service for which they received credit under any comparable Company plan, except to the extent that such service credits would result in a duplication of benefits, and, under medical plans, will waive pre-existing condition limitations and provide credit for co-payments and deductibles incurred prior to the Effective Time. The Company has also agreed to terminate the ESPAP at the Effective Time.

   As soon as practicable following the date of the Northrop Grumman Merger Agreement, the Company will file a registration statement on Form S-3 with the SEC relating to the Shares held by the SECT and thereafter use its reasonable best efforts to cause the Form S-3 to be declared effective. If the Form S-3 has been declared effective prior to the completion of the Northrop Grumman Offer, prior to the completion of the Northrop Grumman Offer the Company will cause the SECT to deliver Shares to the Company to repay the indebtedness owed by the SECT to the Company and, to the extent requested by Northrop Grumman, sell any remaining Shares held by the SECT in a public offering. If the Form S-3 is not declared effective prior to completion of the Northrop Grumman Offer, prior to the completion of the Northrop Grumman Offer the Company will cause the SECT to deliver Shares to the Company to repay the indebtedness owed by the SECT to the Company. All remaining Shares in the SECT will be subject to the provisions of the SECT and the provisions of the Northrop Grumman Merger Agreement applicable to all other outstanding Shares. In accordance with the terms of the SECT, cash held by the SECT will be distributed to fund current benefit obligations of the Company.

   Conditions of the Northrop Grumman Merger. Under the Northrop Grumman Merger Agreement, the respective obligations of each party to consummate the Northrop Grumman Merger are subject to the satisfaction of the conditions that (i) the Northrop Grumman Merger Agreement has been adopted by the requisite vote of the Company's stockholders, (ii) completion of the Northrop Grumman Offer has occurred and (iii) neither party will be subject to any order or injunction of a court of competent jurisdiction which prohibits the Northrop Grumman Merger.

   Termination Events. The Northrop Grumman Merger Agreement may be terminated and the Northrop Grumman Offer and the Northrop Grumman Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company):

   (i) by mutual written consent of Northrop Grumman, the Northrop Grumman Purchaser and the Company;

   (ii) by either Northrop Grumman or the Company if consummation of the Northrop Grumman Offer has not occurred on or before January 31, 2002 (the "Outside Date"), unless such failure is the result of a material breach of the Northrop Grumman Merger Agreement by the party seeking to terminate, provided, however that the Outside Date may be extended by the Company to April 30, 2002 if any condition to the Northrop Grumman Offer is not satisfied or waived, other than the conditions described in clauses (ii)(B) or (ii)(C) in "--Conditions to the Northrop Grumman Offer" below;

   (iii) by either Northrop Grumman or the Company if any court of competent jurisdiction in the United States issues a final order, decree or ruling or takes any other final action permanently enjoining, restraining or otherwise prohibiting the Northrop Grumman Offer or the Northrop Grumman Merger;

   (iv) by either Northrop Grumman or the Company if the approval of the Company's stockholders, if necessary, is not obtained;

   (v) by Northrop Grumman prior to the completion of the Northrop Grumman Offer if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Northrop Grumman Merger Agreement, and such breach or failure to perform would give rise to failure of a condition to the Northrop Grumman Offer that cannot be or has not been cured within 30 days after the Company was given written notice of such breach;

   (vi) by Northrop Grumman prior to the completion of the Northrop Grumman Offer if the Company or the Company Board:

      (A) enters into any agreement, or resolves or agrees to do so, other than a confidentiality agreement as permitted under the Northrop Grumman Merger Agreement, with respect to any Company Takeover Proposal other than the Northrop Grumman Offer or the Northrop Grumman Merger;

      (B) amends, conditions, qualifies, withdraws, modifies or contradicts, or resolves or agrees to do any of the foregoing, in a manner adverse to Northrop Grumman or the Northrop Grumman Purchaser, its approval or recommendation of the Northrop Grumman Offer, the Northrop Grumman Merger and the Northrop Grumman Merger Agreement for any reason other than the Initial Tax Opinion being withdrawn or not reaffirmed; or

      (C) solicits, approves or recommends, or resolves or agrees to do so, any Company Takeover Proposal other than the Northrop Grumman Offer or the Northrop Grumman Merger; and

   (vii) by the Company prior to the completion of the Northrop Grumman Offer if Northrop Grumman breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Northrop Grumman Merger Agreement, and such breach or failure to perform would give rise to failure of a condition to the Northrop Grumman Offer that cannot be or has not been cured within 30 days after Northrop Grumman was given written notice of such breach.

   Termination Fee. The Northrop Grumman Merger Agreement provides that the Company will be obligated to pay Northrop Grumman a termination fee equal to $50 million if:

  . Northrop Grumman terminates the Northrop Grumman Merger Agreement because the Company breaches its Other Potential Acquirers covenant described above;

  . in the event that (A) after the date of the Northrop Grumman Merger Agreement, a Company Takeover Proposal is publicly announced or any person publicly announces an intention to make a Company Takeover Proposal, (B) the completion of the Northrop Grumman Offer has not occurred prior to January 31, 2002, (C) on January 31, 2002, the only condition to the Northrop Grumman Offer that shall not have been satisfied shall be the Minimum Tender Condition, (D) the Northrop Grumman Merger Agreement is thereafter terminated by either Northrop Grumman or the Company because January 31, 2002 has passed and (E) within 12 months after such termination, the Company or any of its significant subsidiaries enters into an agreement with respect to, or completes, the Company Takeover Proposal; or

  .  in the event (A) there is a publicly announced Company Takeover Proposal,
     (B) the Company thereafter breaches one of its covenants in the Northrop Grumman Merger Agreement, (C) Northrop Grumman thereafter terminates the Northrop Grumman Merger Agreement because of the breach and (D) within 12 months after such termination, the Company or any of its significant subsidiaries enters into an agreement with respect to, or completes, the Company Takeover Proposal.

   Amendment. Except as otherwise expressly provided for in the Northrop Grumman Merger Agreement, the Northrop Grumman Merger Agreement may be amended by the execution and delivery of a written instrument by or on behalf of Northrop Grumman, the Northrop Grumman Purchaser and the Company at any time before or after approval by the Company's stockholders, provided that after approval by the Company's stockholders, no amendment to the Northrop Grumman Merger Agreement will be made without approval of the Company's stockholders to the extent such approval is required under the Delaware Act.

   Conditions to the Northrop Grumman Offer. Notwithstanding any provision of the Northrop Grumman Offer or the Northrop Grumman Merger Agreement to the contrary, the Northrop Grumman Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any Shares tendered pursuant to the Northrop Grumman Offer and may (in accordance with the Northrop Grumman Merger Agreement) terminate or amend the Northrop Grumman Offer, if any one or more of the following events has occurred:

   (i) immediately prior to any scheduled or extended Expiration Date of the Northrop Grumman Offer:

      (A) the Minimum Tender Condition shall not have been satisfied;

   (ii) any of the following conditions exists as of the Expiration Date of the Northrop Grumman Offer:

      (A) there shall have been any action taken, or suit or proceeding threatened or commenced, or any statute, rule, regulation, legislation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Northrop Grumman Offer or the Northrop Grumman Merger, in each case by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which is reasonably likely to have the effect of (1) prohibiting, or imposing any material limitations, on Northrop Grumman's or the Northrop Grumman Purchaser's ownership or operation (or that of any of their respective subsidiaries) of all or a material portion of the Company's and its subsidiaries' businesses or assets as a whole, or compelling Northrop Grumman or the Northrop Grumman Purchaser or their respective subsidiaries to dispose of or hold separate any material portion of its Shares or of the business or assets of the Company and its subsidiaries or Northrop Grumman and its subsidiaries, in each case taken as a whole, other than limitations generally affecting the industries in which the Company and Northrop Grumman and their respective subsidiaries conduct their business, (2) prohibiting, or making illegal, completion of the Northrop Grumman Offer or completion of the Northrop Grumman Merger or the other transactions contemplated by the Northrop Grumman Merger Agreement, or (3) imposing material limitations on the ability of the Northrop Grumman Purchaser or Northrop Grumman or any of their subsidiaries effectively to exercise full rights of ownership of all or a substantial number of the Shares including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders on an equal basis with all other holders of such Shares and the right to hold, transfer or dispose of such Shares;

      (B) since the date of the Northrop Grumman Merger Agreement, except as disclosed in the Company Disclosure Letter delivered in connection with the Northrop Grumman Merger Agreement and the Company's filings with the SEC filed prior to the date of the Northrop Grumman Merger Agreement, there shall have occurred any state of facts change, development, effect, event, condition or occurrence that individually or in the aggregate has had or is reasonably likely to have a material adverse effect on the Company;

      (C) (1) the representations of the Company contained in the Northrop Grumman Merger Agreement shall not be true and correct with the same effect as if made at and as of the Expiration Date or if such representations speak as of an earlier date, as of such earlier date, except, in either such case to the extent that the breach thereof would not have a material adverse effect on the Company (it being agreed that the failure to be true and correct of any representation of the Company that is qualified by a material adverse effect on the Company shall constitute a failure of this condition), or (2) the Company shall have failed to comply in material respects with its covenants and agreements contained in the Northrop Grumman Merger Agreement;

      (D) the Northrop Grumman Merger Agreement shall have been terminated in accordance with its terms; or

      (E) there shall have occurred a Distribution Date (as defined in the Rights Agreement) and the Northrop Grumman Offer Consideration shall not have been adjusted as contemplated by the Northrop Grumman Merger Agreement;

   which, in any such case, and regardless of the circumstances giving rise to any such condition, make it inadvisable, in the sole and absolute discretion of Northrop Grumman and the Northrop Grumman Purchaser, to proceed with such acceptance for payment or payment; or

   (iii) any of the following conditions exists as of the Expiration Date of the Northrop Grumman Offer:

      (A) the Form S-4 has not been declared effective by the SEC or is subject to any stop order;

      (B) the Northrop Grumman Shares to be issued pursuant to the Northrop Grumman Offer and the Northrop Grumman Merger have not been listed on the NYSE;

      (C) since the date of the Northrop Grumman Merger Agreement, except as disclosed in the Northrop Grumman Disclosure Letter and Northrop Grumman's filings with the SEC filed prior to the date of the Northrop Grumman Merger Agreement, there shall have occurred any state of facts change, development, effect, event, condition or occurrence that individually or in the aggregate has had or is reasonably likely to have a material adverse effect;

      (D) (1) the representations of Northrop Grumman contained in the Northrop Grumman Merger Agreement shall not be true and correct with the same effect as if made at and as of the expiration date of the Northrop Grumman Offer or if such representations speak as of an earlier date, as of such earlier date, except, in either such case to the extent that the breach thereof would not have a material adverse effect on Northrop Grumman (it being agreed that the failure to be true and correct of any representation of Northrop Grumman that is qualified by a material adverse effect on Northrop Grumman shall constitute a failure of this condition), or (2) Northrop Grumman shall have failed to comply in material respects with its covenants and agreements contained in the Northrop Grumman Merger Agreement; or

      (E) there shall have occurred a Distribution Date (as defined in the Northrop Grumman's Rights Agreement) and any necessary adjustment to the Northrop Grumman Offer Consideration under the terms of the Northrop Grumman Merger Agreement shall not have been made as contemplated by the Northrop Grumman Merger Agreement.

   Subject to the provisions of the Northrop Grumman Merger Agreement, the foregoing conditions (other than the conditions set forth in paragraph (iii)) are for the sole benefit of Northrop Grumman and the Northrop Grumman Purchaser and may be asserted by the Northrop Grumman Purchaser or, subject to the terms of the Northrop Grumman Merger Agreement, may be waived by Northrop Grumman or the Northrop Grumman Purchaser, in whole or in part at any time and from time to time in the sole discretion of Northrop Grumman or the Northrop Grumman Purchaser. The failure by Northrop Grumman or the Northrop Grumman Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may, subject to the terms of the Northrop Grumman Merger Agreement, be asserted at any time and from time to time.

   The Northrop Grumman Offer Consideration. On the terms and subject to the conditions of the Northrop Grumman Offer, Northrop Grumman will exchange a combination of cash and newly issued Northrop Grumman Shares for Shares validly tendered in the Northrop Grumman Offer.

   Each Company stockholder will have the right to elect to receive, for those Shares he or she validly tenders in the Northrop Grumman Offer, either

  .  $67.50 in cash, without interest, per Share; or

  . a number of Northrop Grumman Shares (the "exchange ratio") designed to provide a value of $67.50 per Share,

subject, in each case, to the election and proration procedures and limitations described below.

   The exact exchange ratio of Northrop Grumman Shares to be exchanged for Shares will be determined by dividing $67.50 by the average of the closing sale prices for a Northrop Grumman Share on the NYSE as reported in The Wall Street Journal over the five-day trading period ending on the trading day immediately preceding the second full trading day before the expiration of the Northrop Grumman Offer (the "Northrop Grumman Stock Value"). However, in no event will the exchange ratio be more than .84375 ($67.50/$80.00) or less than .675 ($67.50/$100.00). Northrop Grumman will issue a press release before 9:00 A.M., New York City time, on the second full trading day before the expiration of the Northrop Grumman Offer, announcing the exchange ratio and the Northrop Grumman Stock Value. If the Northrop Grumman Offer expires at 12:00 Midnight on November 29, 2001, then November 20, 2001 would be the first day and November 27, 2001 would be the last day of the five trading day period and Northrop Grumman would issue its press release before 9:00 A.M. on November 28, 2001. The exchange ratio for the Northrop Grumman Offer consideration and the Northrop Grumman Merger consideration will be the same, regardless of the Northrop Grumman stock price at the time of completion of the Northrop Grumman Merger.

   Northrop Grumman will issue 16,636,885 shares of its common stock (the "Northrop Grumman Available Shares") in the Northrop Grumman Offer and the Northrop Grumman Merger. The portion of these shares available in the Northrop Grumman Offer (the "Offer Shares") will equal the number of Northrop Grumman Available Shares times the percentage of outstanding Shares tendered in the Northrop Grumman Offer. All Northrop Grumman Available Shares not exchanged in the Northrop Grumman Offer will be issued in the Northrop Grumman Merger (the "Remaining Northrop Grumman Available Shares").

   Northrop Grumman will pay $892,026,990 in cash for the Shares in the Northrop Grumman Offer and the Northrop Grumman Merger (the "Base Cash Amount"), which amount will be (i) increased for fractional shares, (ii) subject to the adjustments as provided below, (iii) increased by $67.50 for each additional Share outstanding due to option exercises, and (iv) decreased to the extent indebtedness is repaid to the Company with Shares, as contemplated in the Northrop Grumman Merger Agreement (the "Adjusted Cash Amount"). The adjustments to the Base Cash Amount referred to in clause (ii) above are as follows:

  . If the Northrop Grumman Stock Value is less than $90.00 but equal to or greater than $80.00, Northrop Grumman will increase the aggregate amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by the product of (a) the excess of $90.00 over the Northrop Grumman Stock Value and (b) the number of Northrop Grumman Available Shares.

  . If the Northrop Grumman Stock Value is less than $80.00, Northrop Grumman will increase the aggregate of amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by $166,368,850.

  . If the Northrop Grumman Stock Value is greater than $90.00 but less than or equal to $100.00, Northrop Grumman will reduce the aggregate amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by the product of (a) the excess of the Northrop Grumman Stock Value over $90.00 and (b) the number of Northrop Grumman Available Shares.

  . If the Northrop Grumman Stock Value is greater than $100.00, Northrop Grumman will reduce the aggregate of amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by $166,368,850.

   The amount of cash available in the Northrop Grumman Offer (the "Offer Cash Amount") will equal the Adjusted Cash Amount multiplied by the percentage of outstanding Shares tendered in the Northrop Grumman Offer.

   Because of the manner in which the exchange ratio is calculated, holders of Shares who receive solely Northrop Grumman Shares or a combination of Northrop Grumman Shares and cash in the Northrop Grumman Offer or the Northrop Grumman Merger will receive $67.50 per Share of value (based on the Northrop Grumman

Stock Value) if the Northrop Grumman Stock Value is between $80.00 and $100.00, will receive less than $67.50 per Share of value if the Northrop Grumman Stock Value is less than $80.00 and will receive more than $67.50 per Share of value if the Northrop Grumman Stock Value is more than $100.00.
   If Company stockholders elect to receive pursuant to the Northrop Grumman Offer cash in excess of the Offer Cash Amount, the amount of cash that Company stockholders will receive for each Share for which they made a cash election will be reduced pro rata so the total amount of cash that Northrop Grumman will pay to all Company stockholders in the Northrop Grumman Offer will equal the Offer Cash Amount. If this reduction occurs, in addition to the reduced amount of cash, Northrop Grumman will issue, in respect of each Share for which a cash election was made, Northrop Grumman Shares in lieu of the cash the Company stockholder would have otherwise received. The number of Northrop Grumman Shares to be issued for each Share subject to a cash reduction in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to Company stockholders making cash elections.

   If Company stockholders elect to receive pursuant to the Northrop Grumman Offer a number of Northrop Grumman Shares in excess of the Offer Shares, the number of Northrop Grumman Shares that Company stockholders will receive for each Share for which they made a share election will be reduced pro rata so that the total number of Northrop Grumman Shares that Northrop Grumman will issue to all Company stockholders in the Northrop Grumman offer will equal the Offer Shares. If this reduction occurs, in addition to the reduced number of Northrop Grumman Shares, Northrop Grumman will pay, in respect of each Share for which a share election was made, cash in lieu of the Northrop Grumman Shares that the Company stockholder would have otherwise received. The amount of cash to be paid for each Share subject to a share election in this situation will be calculated by multiplying $67.50 by the percentage reduction in Northrop Grumman Shares issued to Company stockholders making share elections.

   In the case of an over-election for either cash or Northrop Grumman Shares, those Company stockholders who fail to make a valid election with respect to their Shares will receive the under-elected form of consideration for those shares. If all Company stockholders together make valid cash elections for less than the Offer Cash Amount and valid share elections for fewer than all the Offer Shares, all of the remaining cash and Northrop Grumman Shares that will be paid and issued in Northrop Grumman Offer will be allocated pro rata among non-electing holders of Shares.

   The Northrop Grumman Merger Consideration. On the terms and subject to the conditions of the Northrop Grumman Merger Agreement, Northrop Grumman will exchange a combination of cash and newly issued Northrop Grumman Shares for all Shares outstanding at the time Northrop Grumman completes the Northrop Grumman Merger.

   Each Company stockholder may make for each Share exchanged pursuant to the Northrop Grumman Merger, either an election (i) for $67.50 in cash or (ii) for a number of Northrop Grumman Shares equal to the exchange ratio, subject, in each case, to the election and proration procedures and limitations described below. The exchange ratio for the Northrop Grumman Offer consideration and the Northrop Grumman Merger consideration will be the same, regardless of the Northrop Grumman stock price at the time of completion of the Northrop Grumman Merger.

   Pursuant to the Northrop Grumman Merger, Northrop Grumman will (a) issue the Remaining Northrop Grumman Available Shares and (b) distribute cash in an amount equal to (i) the Adjusted Cash Amount minus (ii) the amount of cash paid in the Northrop Grumman Offer (the "Remaining Cash Amount"), subject to increase for fractional shares.

   If Company stockholders elect to receive pursuant to the Northrop Grumman Merger cash in excess of the Remaining Cash Amount, the amount of cash that Company stockholders will receive for each Share for which they made a cash election will be reduced pro rata so that the total amount of cash that Northrop Grumman will pay to all Company stockholders pursuant to the Northrop Grumman Merger will equal the Remaining Cash Amount. If this reduction occurs, in addition to the reduced cash, Northrop Grumman will issue, in respect of each Share for which a cash election was made, Northrop Grumman Shares in lieu of the cash the Company stockholders would have otherwise received. The number of Northrop Grumman Shares to be issued for each Share subject to a cash reduction in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to Company stockholders making cash elections.

   If Company stockholders elect to receive pursuant to the Northrop Grumman Merger a number of Northrop Grumman Shares in excess of the number of Remaining Northrop Grumman Available Shares, the number of Northrop Grumman Shares that Company stockholders will receive for each Share for which they made a share election will be reduced pro rata so that the total number of shares that Northrop Grumman will issue to all Company stockholders pursuant to the Northrop Grumman Offer will equal the number of Remaining Northrop Grumman Available Shares. If this reduction occurs, in addition to the reduced number of Northrop Grumman Shares, Northrop Grumman will pay, in respect of each Share for which a share election was made, cash in lieu of the Northrop Grumman Shares that the Company stockholder would have otherwise received. The amount of cash to be paid for each Share subject to a share reduction in this situation will be calculated by multiplying $67.50 by the percentage reduction in Northrop Grumman Shares issued to Company stockholders making share elections.

   In the case of an over-election for either cash or Northrop Grumman Shares, those Company stockholders who fail to make a valid election with respect to their Shares will receive the under-elected form of consideration for those Shares. If all Company stockholders together make valid cash elections for less than the Remaining Cash Amount and valid share elections for fewer than the Remaining Northrop Grumman Available Shares pursuant to the Northrop Grumman Merger, all of the remaining cash and Northrop Grumman Shares that will be paid and issued pursuant to the Northrop Grumman Merger will be allocated pro rata among non-electing holders of Shares.

   All references to the Northrop Grumman Merger Agreement are qualified in their entirety by the full text of the Northrop Grumman Merger Agreement, a copy of which is attached as Exhibit (e)(2) hereto and is incorporated by reference herein.

                  Northrop Grumman Confidentiality Agreement

   The following is a summary of certain provisions of the Confidentiality Agreement, dated October 5, 2001, by and between Northrop Grumman and the Company (the "Northrop Grumman Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which was filed as Exhibit (e)(1) to our amended Statement, dated October 9, 2001, and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Northrop Grumman Confidentiality Agreement.

   The Northrop Grumman Confidentiality Agreement contains provisions pursuant to which, among other matters, Northrop Grumman and the Company have agreed, subject to certain exceptions, to keep confidential all non-public, confidential or proprietary information disclosed to each other, including analyses, compilations, forecasts, studies, notes, reports or other materials derived from the documents or information disclosed (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction (the "Transaction") involving Northrop Grumman and the Company, together with any of their subsidiaries or affiliates. Northrop Grumman and the Company have agreed not to employ or attempt to employ or divert any employee of the other party for a period of two years from the date that the Northrop Grumman Confidentiality Agreement was signed.

                        The Rights Agreement Amendment

   Pursuant to the Northrop Grumman Merger Agreement, the Company represented that it had taken all requisite action to render the Rights inapplicable to the Northrop Grumman Merger Agreement, the Northrop Grumman Offer, the Northrop Grumman Merger and the other transactions contemplated by the Northrop Grumman Merger Agreement and to provide for the expiration of the Rights upon the consummation of the Northrop Grumman Offer.

   In connection with executing the Northrop Grumman Merger Agreement, the Company has amended the Rights Agreement to provide that (i) neither Northrop Grumman nor any of its affiliates shall be deemed an "Acquiring Person" (as defined in the Rights Agreement) as a result of entering into the Northrop Grumman Merger Agreement, commencing or consummating the Northrop Grumman Offer or consummating the Northrop Grumman Merger pursuant to the terms of the Northrop Grumman Merger Agreement, (ii) Northrop Grumman will not be deemed a beneficial owner of the Shares by reason of entering into the Northrop Grumman Merger Agreement or consummating the transactions contemplated thereby and
(iii) the execution and delivery of the Northrop Grumman Merger Agreement or the consummation of the Northrop Grumman Offer or the Northrop Grumman Merger or of the transactions contemplated thereby will not cause a "Distribution Date" (as defined in the Rights Agreement) to occur, which would result in the Rights issued pursuant to the Rights Agreement trading separately from the Shares, or otherwise cause the Rights to become exercisable. The amended Rights Agreement also provides that, upon consummation of the Northrop Grumman Offer, all Rights granted by the Rights Agreement will become null and void, the Rights Agreement will be terminated and all provisions of the Rights Agreement, collectively and separately, will be without effect.

   The foregoing description of the Rights Agreement, as amended, and of the Rights does not purport to be complete and is qualified in its entirety by the terms of the Rights Agreement, dated as of June 10, 1998, as amended from time to time, by and between the Company and as EquiServe Trust Company, N.A. (formerly known as First Chicago Trust Company of New York), a copy of which has been filed as an exhibit to the Company's Registration Statement on Form 8-A dated June 10, 1998 and the terms of Amendment No. 3 to the Rights Agreement, dated as of November 7, 2001, a copy of which has been filed as an exhibit to the Form 8-A/A of the Company, dated November 8, 2001, each of which is incorporated herein by reference.

                        Agreement with Mr. Schievelbein

   Northrop Grumman and Mr. Schievelbein have entered into a retention bonus agreement (the "Schievelbein Retention Agreement") that will become effective only upon the consummation of the Northrop Grumman Offer. Upon the consummation of the Northrop Grumman Offer, Mr. Schievelbein's then existing employment agreement with the Company will terminate without any liability of Northrop Grumman under such employment agreement other than for accrued but unpaid base salary and incurred but unreimbursed business expenses.

   Pursuant to the Schievelbein Retention Agreement, Northrop Grumman has agreed to employ Mr. Schievelbein during the two year period immediately following the consummation of the Northrop Grumman Offer (the "Employment Period") as a Corporate Vice President and as an elected officer of Northrop Grumman. During the Employment Period, Mr. Schievelbein will be paid an annual base salary of not less than $435,000, subject to normal merit reviews each March 1 during the Employment Period. In addition, Mr. Schievelbein will participate, commencing January 1, 2002, in the Northrop Grumman Incentive Compensation Plan with a target bonus of 50% of his base salary and a guaranteed minimum bonus of $400,000 per year during the Employment Period (pro-rated for any partial year of service, including any year in which his employment is terminated under circumstances in which he is entitled to receive the First Retention Incentive Payment or Second Retention Incentive Payment (each as defined below)).

   Upon the consummation of the Northrop Grumman Offer, Mr. Schievelbein will be granted nonqualified stock options to purchase 15,000 Northrop Grumman Shares, with an exercise price per Share equal to the fair market value of a Northrop Grumman Share as of the date on which the consummation of the Northrop Grumman Offer occurs. These options will vest in equal installments over a four-year period. Upon the consummation of the Northrop Grumman Offer, Mr. Schievelbein will also be granted 8,000 Northrop Grumman restricted performance stock rights that will have a three-year performance period beginning January 1, 2002. During calendar years 2002 and 2003, Mr. Schievelbein will receive additional grants of stock options and restricted stock performance rights consistent with grants given to similarly situated elected officers of Northrop Grumman. All options and restricted stock performance rights will be subject to the terms and conditions of Northrop Grumman's 2001 Long Term Incentive Stock Plan, the Guide to Administration for such plan and the grant certificates provided to Mr. Schievelbein in connection with each grant.

   Immediately following the consummation of the Northrop Grumman Offer, Mr. Schievelbein will continue to participate in the same employee benefit and executive perquisite programs in which he participates immediately prior to the consummation of the Northrop Grumman Offer (excluding stock or equity based benefit programs). During the Employment Period, at times selected by Northrop Grumman, Mr. Schievelbein will be transferred from his current benefits and perquisites to the benefit plans and executive perquisites applicable to similarly situated elected officers of Northrop Grumman; provided, that Mr. Schievelbein will receive a minimum of four weeks vacation per calendar year.

   Effective as of the consummation of the Northrop Grumman Offer, Mr. Schievelbein will have his accrued benefit under the SERP calculated by adding three years to both his years of service and years of participation, and five years to his age, and all SERP payments may, at Mr. Schievelbein's election, be paid in a lump sum within 30 days (or as soon as administratively practicable, if later) following his termination of employment with Northrop Grumman for any reason. Mr. Schievelbein has acknowledged and agreed that performance by Northrop Grumman of its obligations described in the preceding sentence will fully satisfy any and all benefits to which he might otherwise be entitled under any and all change of control provisions under the SERP or related agreements, including but not limited to the SERP-related severance benefit provisions of the Change in Control Severance Plan. During the Employment Period, Mr. Schievelbein will continue to participate in the SERP unless and until Northrop Grumman determines to transfer him to the benefit plans applicable to Northrop Grumman elected officers, in which case Mr. Schievelbein's accrued benefit under the SERP will be frozen as of such transfer date (except only that he will continue to receive age based credits, and his final SERP benefit at termination of employment from Northrop Grumman will be calculated using his final average compensation (as defined in the SERP) at the time of such termination of employment). In no event will Mr. Schievelbein's SERP benefit upon termination of employment with Northrop Grumman be less than his SERP benefit as calculated as of the consummation of the Northrop Grumman Offer.

   Upon the expiration of thirteen months immediately following the consummation of the Northrop Grumman Offer, or January 31, 2003, whichever occurs earlier, Mr. Schievelbein will receive in cash a retention incentive payment in the amount of $2,787,500 (the "First Retention Incentive Payment"), provided that he has remained continuously employed by Northrop Grumman through such date. The First Retention Incentive Payment will also be paid to Mr. Schievelbein within 30 days following his separation from employment with Northrop Grumman due to any of the following reasons: (i) his death; (ii) his disability; (iii) any termination of employment by Northrop Grumman that is not a "discharge for cause" (as such term is defined in the Change in Control Severance Plan); or (iv) a termination of employment by Mr. Schievelbein due to a "modified constructive termination" (as defined below). Mr. Schievelbein has acknowledged and agreed that payment of the First Retention Incentive Payment will fully satisfy any and all claims he may have for a benefit under the cash severance payment provision of the Change in Control Severance Plan.

   Mr. Schievelbein will also receive in cash an additional retention incentive payment in the amount of $1,087,500 (the "Second Retention Incentive Payment") 30 days following the two-year anniversary of the consummation of the Northrop Grumman Offer, provided that he has remained continuously employed by Northrop Grumman through such date. The Second Retention Incentive Payment will also be paid to Mr. Schievelbein within 30 days following his separation from employment with Northrop Grumman due to any of the following reasons: (i) his death; (ii) his disability; (iii) any termination of employment by Northrop Grumman that is not a "discharge for cause"; or (iv) a termination of employment by Mr. Schievelbein due to a "modified constructive termination".

   For purposes of the Schievelbein Retention Agreement, "modified constructive termination" means a termination of employment by Mr. Schievelbein during the Employment Period following the occurrence of any of the following without his consent: (i) the reduction by Northrop Grumman of Mr. Schievelbein's salary or bonus below the amounts set forth above; (ii) the failure by Northrop Grumman to comply with a provision of the Schievelbein Retention Agreement after being given notice by Mr. Schievelbein of the specific non-compliance and a 30-day opportunity to cure; (iii) the failure of a successor to Northrop Grumman to assume, in writing, all of Northrop Grumman's obligations under the Change in Control Severance Plan and under the Schievelbein Retention Agreement; or (iv) the requirement by Northrop Grumman that Mr. Schievelbein relocate by more than 50 miles because of a transfer of his place of employment.

   Pursuant to the Schievelbein Retention Agreement, Mr. Schievelbein has agreed to waive all rights to severance benefits under the Change in Control Severance Plan to the extent (but only to the extent) of any cash payments and benefit credits provided to him under the Schievelbein Retention Agreement, and Mr. Schievelbein has acknowledged and agreed that, to such extent, he shall have no right to receive, and will not receive, severance benefits under the Change in Control Severance Plan. Mr. Schievelbein has also agreed to waive any right to terminate his employment during the Employment Period in a "constructive termination" (as such term is defined in the Change in Control Severance Plan), and any right to voluntarily terminate his employment during the thirteenth month following a change in control of the Company and receive severance benefits as a result thereof, and he agrees that no termination of employment by him during the Employment Period will entitle him to severance benefits under the Change in Control Severance Plan; provided, however, that Northrop Grumman acknowledges and agrees that a termination of employment by Mr. Schievelbein that is a "modified constructive termination" under the Schievelbein Retention Agreement shall be deemed for purposes of the Change in Control Severance Plan to be a termination of employment due to a "constructive termination"; provided, further, that in such event the severance benefits that he would be entitled to receive under the Change in Control Severance Plan will be offset (other than any required continuation of welfare benefits) by any cash payments or benefit credits provided to him pursuant to the Schievelbein Retention Agreement.

   The Schievelbein Retention Agreement does not affect Mr. Schievelbein's right to terminate employment following the expiration of the Employment Period and claim a "constructive termination" based on events that occur while the Schievelbein Retention Agreement is effective. However, Mr. Schievelbein acknowledges and agrees that in the event of such a termination of employment, the only benefits to which he will be entitled under the severance benefit provisions of the Change in Control Severance Plan are (i) the continuation of certain welfare benefit plans and (ii) payment of otherwise forfeited deferred compensation amounts, in each case to the extent such benefit has not previously been paid.

   Except as modified by the Schievelbein Retention Agreement, Mr. Schievelbein will continue to retain all of his rights under the Change in Control Severance Plan (including, without limitation, rights relating to the gross-up payment for any so-called "golden parachute" excise taxes and related taxes).

   The foregoing description of the Schievelbein Retention Agreement is qualified in its entirety by the full text of the Schievelbein Retention Agreement, which is filed as an exhibit to this Statement and incorporated herein by reference.

Item 4. The Solicitation or Recommendation

   The "Background" section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

   The Company Board met on November 7 to consider the proposed transaction. Following presentations from the Company's management and financial and legal advisors, the Company Board unanimously approved the Northrop Grumman Merger Agreement and the transactions contemplated thereby.

   Subsequently on November 7, the Merger Agreement was executed by Northrop Grumman, the Northrop Grumman Purchaser and the Company.

   On November 8, Northrop Grumman and the Company issued a joint press release announcing the transaction.

        ---------------------------------------------------------------

   The "Recommendation of the Board of Directors" under Item 4 of the Northrop Grumman Schedule 14D-9 is amended to read in its entirety as follows:

   Recommendation of the Board of Directors

   At the November 7, 2001 meeting, the Company Board unanimously (i) determined that the Northrop Grumman Merger Agreement and the transactions contemplated thereby, including the Northrop Grumman Offer and the Northrop Grumman Merger, taken together, are advisable and fair to and in the best interests of the Company and its stockholders; (ii) approved the Northrop Grumman Merger Agreement, the Northrop Grumman Offer, the Northrop Grumman Merger and the transactions contemplated thereby, in all respects; and (iii) recommended that the stockholders of the Company accept the Northrop Grumman Offer, tender their Shares thereunder to the Northrop Grumman Purchaser and adopt the Northrop Grumman Merger Agreement.

   Accordingly, the Company Board recommends that holders of Shares accept the Northrop Grumman Offer and tender their Shares pursuant to the Northrop Grumman Offer. The Company Board is not making any recommendation as to whether stockholders who tender their Shares pursuant to the Northrop Grumman Offer should elect to receive Northrop Grumman Shares or cash because such a decision will depend on the individual stockholder's own financial and tax considerations.

        ---------------------------------------------------------------

   The "Reasons for the Recommendation" under Item 4 of the Northrop Grumman
Schedule 14D-9 is amended to read in its entirety as follows:

   Reasons for the Recommendation

   In reaching its decision to approve the Northrop Grumman Merger Agreement and recommend that the holders of Shares accept the Northrop Grumman Offer and tender their Shares pursuant to the Northrop Grumman Offer, the Company Board considered a number of factors. The material favorable factors were the following:

  . The recommendation of the Company's management that the Northrop Grumman Merger Agreement, including the Northrop Grumman Offer and the Northrop Grumman Merger, be approved by the Company Board.

  . The price to be paid pursuant to the Northrop Grumman Offer and the Northrop Grumman Merger (assuming a value of $67.50 per Share), represented a 20% premium over the closing price of the Shares on April 20, 2001 (a date shortly prior to the announcement of the General Dynamics Transaction), a 31% premium over the average closing price of the Shares for the four-week period preceding April 20, 2001 and a 32% premium over the average closing price of the Shares for the six-month period preceding April 20, 2001. The Company Board was aware, however, that the market prices of stocks of many other defense contractors have risen since the terrorist attacks on September 11, 2001.

  . Under the terms of the Northrop Grumman Offer, the holders of Shares will be able to elect to receive either $67.50 per Share in cash or a number of Northrop Grumman Shares, subject, in each case, to the election and proration procedures and limitations on the number of Northrop Grumman Shares and amount of cash to be exchanged for Shares pursuant to the Northrop Grumman Offer. The exact exchange ratio of Northrop Grumman Shares to be exchanged for Shares will be determined by dividing $67.50 by the average of the closing sale prices for a Northrop Grumman Share on the NYSE as reported in The Wall Street Journal over the five-day trading period ending on the trading day immediately preceding the second full trading day before the expiration of the Northrop Grumman Offer, provided that the exchange ratio per Share will not be more than .84375 ($67.50/$80) or less than .675 ($67.50/$100) per Share. The holders of Shares who receive Northrop Grumman Shares in exchange for their Shares will receive less than $67.50 per Share of value if the price of the Northrop Grumman Shares, as determined pursuant to the Northrop Grumman Offer, is less than $80 and will receive more than $67.50 per Share of value if such price of Northrop Grumman Shares is more than $100. On May 24, 2001, the first trading day after Northrop Grumman publicly disclosed the definitive terms of the Northrop Grumman Offer (which terms at such time provided for a "collar" in which holders of Shares would receive less than $67.50 per share of value if the price of Northrop Grumman Shares was less than $85 and would receive more than $67.50 per Share of value if the price of Northrop Grumman Shares was more than $95), the closing price of the Northrop Grumman Shares, as reported on the NYSE Consolidated Tape, was $86.60 per Northrop Grumman Share. Since that date, the closing price of the Northrop Grumman Shares, as reported on the NYSE Consolidated Tape, has ranged from a high of $110.56 to a low of $76.40. On November 9, 2001, the closing price of the Northrop Grumman Shares, as reported on the NYSE Consolidated Tape, was $97.60. Accordingly, at recent market prices of the Northrop Grumman Shares, the collar for determining the exchange ratio of Northrop Grumman Shares per Share provides greater protection against a decline in the market price of the Northrop Grumman Shares than the limitation on the value above $67.50 per Share that will be received by holders of Shares who elect to receive Northrop Grumman Shares in the Northrop Grumman Offer.

  . The opinion of Credit Suisse First Boston Corporation to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the aggregate consideration to be received in the Northrop Grumman Offer and the Northrop Grumman Merger by the holders of Shares (other than Northrop Grumman and its affiliates). The full text of the written opinion of Credit Suisse First Boston dated November 7, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached as Annex B to this Statement and is incorporated herein by reference. The opinion of Credit Suisse First Boston is addressed to the Company Board, relates only to the fairness, from a financial point of view, of the aggregate consideration to be received in the Northrop Grumman Offer and the Northrop Grumman Merger by the holders of Shares (other than Northrop Grumman and its affiliates), and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Northrop Grumman Offer or the form of consideration to be selected by any stockholder in the Northrop Grumman Offer and the Northrop Grumman Merger or how such stockholder should vote on the Northrop Grumman Merger or act as to any other matter relating to the Northrop Grumman Offer and the Northrop Grumman Merger. Holders of Shares are encouraged to read such opinion carefully in its entirety.

  . The fact that the Northrop Grumman Offer and the Northrop Grumman Merger had already been approved by the Department of Defense and cleared the Department of Justice.

  . The continuing trend towards consolidation among defense contractors, the implications of that consolidation for the Company as a stand-alone company and management's and the Company Board's belief that a combination with Northrop Grumman would make the Company a stronger participant in the defense industry.

  . Constraints on defense spending by the U.S. government, the implications of those constraints for the demand for the Company's aircraft carriers and submarines, the potential for significant cost savings through a combination of the Company and Northrop Grumman.

  . The Northrop Grumman Offer is intended to be structured so that holders of Shares will not incur tax on the exchange of Shares for Northrop Grumman Shares for U.S. Federal income tax purposes. However, any resale of Northrop Grumman Shares will be a taxable event for U.S. Federal income tax purposes.

  . Since the announcement of General Dynamics Transaction, over six months ago, Northrop Grumman has been the only other potential merger partner to make a proposal to acquire the Company, and a transaction with General Dynamics cannot be consummated for regulatory reasons.

   The Company Board weighed the foregoing factors against the following negative considerations:

  . The Company Board noted that approximately 56% to 70% of the Shares in the Northrop Grumman Offer, if consummated, would be exchanged for Northrop Grumman Shares if the market price of Northrop Grumman Shares used in determining the exchange ratio of Northrop Grumman Shares for each Share is between $80 and $100 per Northrop Grumman Share. The Company Board was aware that the value of the Northrop Grumman Shares would be subject to fluctuation, both before and after consummation of the Northrop Grumman Offer, based on a number of factors, including changes in market conditions, the future financial performance of Northrop Grumman and the market's assessment of whether the Northrop Grumman Offer will be consummated. If the market price of Northrop Grumman Shares used in determining the exchange ratio of Northrop Grumman Shares for each Share is less than $80 per Northrop Grumman Share, the holders of Shares may receive consideration of less than $67.50 per Share in the Northrop Grumman Offer. In addition, even if the price of Northrop Grumman Shares, as determined during the valuation period provided in the Northrop Grumman Offer, equals or exceeds $80 per Northrop Grumman Share, there is no assurance that the actual market value of the Northrop Grumman Shares to be issued per Share pursuant to the Northrop Grumman Offer, when issued, would equal or exceed $67.50 per Share.

  . The Company Board also was aware that Northrop Grumman had recently completed the acquisition of Litton and that the value of Northrop Grumman Shares is subject to risk in successfully integrating the business of Litton with that of Northrop Grumman.

  . The Company Board also believes that the value of Northrop Grumman Shares will be dependent upon the successful integration of the business of the Company if the Company is acquired by Northrop Grumman.

  . Credit Suisse First Boston discussed with the Company Board the potential adverse impact of a redistribution of the Northrop Grumman Shares (to be received by the Company's stockholders under the Northrop Grumman Offer) on the market price of the Northrop Grumman Shares.

  . The provisions of the Northrop Grumman Merger Agreement that restrict the Company's ability to entertain other acquisition proposals or to terminate the Northrop Grumman Merger Agreement to pursue another acquisition proposal. See "The Northrop Grumman Merger Agreement--Other Potential Acquirers" in Item 3.

  . The provision in the Northrop Grumman Merger Agreement requiring the Company to pay a $50 million termination fee if the Merger Agreement is terminated under certain circumstances. See "The Northrop Grumman Merger Agreement--Termination Fee" in Item 3.

  . The covenants in the Northrop Grumman Merger Agreement restricting the conduct of the Company's business prior to the consummation of the Northrop Grumman Merger only to conduct which is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Northrop Grumman Merger. See "The Northrop Grumman Merger Agreement--Covenants" in
     Item 3.

  . The Company Board also noted the other risks to the holders of Shares as disclosed under "Risk Factors" in the Northrop Grumman Offer.

   The Company Board also considered the following:

  . The right of the Company to terminate the Northrop Grumman Merger Agreement if the Northrop Grumman Offer is not consummated by January 31, 2002, which date may be extended at the Company's election until April 30, 2002. See "The Northrop Grumman Merger Agreement--Termination Events" in
     Item 3.

  . The other terms and conditions of the Northrop Grumman Offer, the Northrop Grumman Merger and the Northrop Grumman Merger Agreement.

  . Possible strategic alternatives to the Northrop Grumman Offer and the Northrop Grumman Merger, including continuing to operate as an independent company or a business combination with another company.

  . The commitment of Northrop Grumman to provide compensation and employee benefits to employees of the Company for two years following the Effective Time that are, in the aggregate, no less favorable than current compensation and employee benefits and to accord certain rights to the Company's employees under employee benefit plans of Northrop Grumman that may be made available to them. See "The Northrop Grumman Merger Agreement--Employee Benefits" in Item 3.

  . The directors' knowledge of the Company's business, financial condition, results of operations and current business strategy.

   In addition, the Company Board considered the interests of the Company's directors and executive officers that are different from, or in addition to, the interests of the Company's stockholders. The Company Board did not believe that these interests should affect its decision to approve the Northrop Grumman Merger in light of the fact that such interests are primarily based on contractual arrangements which were in place prior to the negotiation of the Northrop Grumman Merger Agreement and the Company Board's assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests. See "Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates" in Item 3.

   The foregoing discussion of the material facts considered by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Northrop Grumman Merger Agreement, the Northrop Grumman Offer and the Northrop Grumman Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Company Board may have assigned different weights to different factors.
        ---------------------------------------------------------------

   The "Intent to Tender" under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended to read in its entirety as follows:

   Intent to Tender

   To the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Northrop Grumman Offer all of the Shares held of record or beneficially owned by them, except to the extent tendering could result in liability under Section 16(b) of the Exchange Act and except that the certain Company employees' benefit plans that hold Shares (and that may be deemed "affiliates" of the Company) will be required to tender or not tender Shares as directed by employees in accordance with the applicable plan documents.

Item 9.  Material to be Filed as Exhibits

Exhibit No. Description
----------- -----------
(a)(1)(A)   Amended and Restated Offer to Exchange dated November 13, 2001 (filed as Exhibit (a)(4)(A) to the Northrop Grumman Schedule TO and incorporated herein by reference).

(a)(1)(B)   Form of Letter of Election and Transmittal (filed as Exhibit 99.8 to Amendment No. 5 to the
            Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

(a)(1)(C)   Form of Notice of Guaranteed Delivery (filed as Exhibit 99.9 to Amendment No. 5 to the Northrop
            Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

(a)(1)(D)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit 99.10 to Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13,
            2001, and incorporated herein by reference).

(a)(1)(E)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
            other Nominees (filed as Exhibit 99.11 to Amendment No. 5 to the Northrop Grumman Form S-4
            dated November 13, 2001, and incorporated herein by reference).

(a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as
            Exhibit 99.12 to Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(a)(2)(A)  Letter to stockholders from William P. Fricks dated June 6, 2001.

(a)(2)(B)   Letter to stockholders from William P. Fricks dated November 13, 2001.

(a)(3)      Not Applicable.

(a)(4)      Not Applicable.

Exhibit No. Description
----------- -----------

*(a)(5)(A)  Letter dated May 8, 2001 from Kent Kresa to William P. Fricks (filed as Exhibit (a)(5)(C) to the
            General Dynamics Statement).

*(a)(5)(B)  Complaint filed by Patricia Heinmuller in the Court of Chancery of the State of Delaware, in and
            for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the
            General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)  Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in and
            for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the
            General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)  Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New
            Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No. 2 to the General
            Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)  Complaint filed by Efrem Weitschner, in the Court of Chancery of the State of Delaware, in and for
            New Castle County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the General
            Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)  Complaint filed by Eric van Gelder, in the Court of Chancery of the State of Delaware, in and for
            New Castle County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to Amendment No. 3 to the
            General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)  Text of press release issued by the Company, dated June 6, 2001.

*(a)(5)(H)  Text of the June 2001, Volume 1 edition of the For Your Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General Dynamics Schedule TO
            and incorporated herein by reference).

*(a)(5)(I)  Text of letter from Kent Kresa to William B. Fricks dated June 15, 2001.

*(a)(5)(J)  Text of press release issued by Northrop Grumman, dated June 21, 2001 (filed as Exhibit (a)(5)(G)
            to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)  Text of press release issued by General Dynamics, dated June 25, 2001 (filed as Exhibit (a)(5)(xiv)
            to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)  Text of press release issued by the Company, dated October 4, 2001.

*(a)(5)(M)  Text of letter from Kent Kresa to William B. Fricks, dated October 4, 2001.

*(a)(5)(N)  Text of press release issued by the Company, dated October 5, 2001.

*(a)(5)(O)  Text of press release issued by the Company, dated October 23, 2001.

*(a)(5)(P)  Complaint filed by the U.S. Department of Justice with the District Court for the District of
            Columbia on October 23, 2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General
            Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)  Text of press release issued by the Company, dated October 26, 2001.

*(a)(5)(R)  Termination Agreement, dated October 26, 2001, between General Dynamics and the Company.

*(a)(5)(S)  Text of press release issued by the Company, dated November 6, 2001.

*(a)(5)(T)  Text of press release issued by the Company and Northrop Grumman, dated November 8, 2001.

(a)(5)(U)   Opinion of Credit Suisse First Boston Corporation dated November 7, 2001 (included as Annex B hereto).

(a)(5)(V)   Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex A hereto).

(a)(5)(W)   Retention Bonus Agreement, dated November 7, 2001, between Northrop Grumman and Thomas C.
            Schievelbein (filed as Exhibit 10.32 to Amendment No. 5 to the Northrop Grumman Form S-4
            dated November 13, 2001, and incorporated herein by reference).

Exhibit No. Description
----------- -----------

  *(e)(1)   Confidentiality Agreement, dated October 6, 2001, between Northrop Grumman and the Company.

  *(e)(2)   Agreement and Plan of Merger, dated November 7, 2001, among Northrop Grumman, the Northrop
            Grumman Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on
            Form 8-K dated November 8, 2001, and incorporated herein by reference).

  *(e)(3)   Amendment No. 3, dated as of November 7, 2001, to the Rights Agreement dated as of June 10,
            1998, between the Company and EquiServe Trust Company, N.A. (formerly known as First Chicago
            Trust Company of New York) (filed as Exhibit 4 to the Company's Form 8-A/A dated November 8,
            2001, and incorporated herein by reference).

  (g)       Not Applicable.

--------
* Previously filed.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEWPORT NEWS SHIPBUILDING INC.,

                                           /S/ STEPHEN B. CLARKSON
                                          By __________________________________
                                             Name:Stephen B. Clarkson
                                            Title:Vice President, General
                                                  Counsel and Secretary

Dated: November 13, 2001

                               INDEX TO EXHIBITS

Exhibit No. Description
----------- -----------
(a)(1)(A)     Amended and Restated Offer to Exchange dated November 13, 2001 (filed as Exhibit (a)(4)(A)
              to the Northrop Grumman Schedule TO and incorporated herein by reference).

(a)(1)(B)     Form of Letter of Election and Transmittal (filed as Exhibit 99.8 to Amendment No. 5 to the
              Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

(a)(1)(C)     Form of Notice of Guaranteed Delivery (filed as Exhibit 99.9 to Amendment No. 5 to the
              Northrop Grumman Form S-4 dated November 13, 2001, and incorporated herein by reference).

(a)(1)(D)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
              (filed as Exhibit 99.10 to Amendment No. 5 to the Northrop Grumman Form S-4 dated
              November 13, 2001, and incorporated herein by reference).

(a)(1)(E)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees (filed as Exhibit 99.11 to Amendment No. 5 to the Northrop Grumman
              Form S-4 dated November 13, 2001, and incorporated herein by reference).

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as
              Exhibit 99.12 to Amendment No. 5 to the Northrop Grumman Form S-4 dated November 13,
              2001, and incorporated herein by reference).

*(a)(2)(A)    Letter to stockholders from William P. Fricks dated June 6, 2001.

(a)(2)(B)     Letter to stockholders from William P. Fricks dated November 13, 2001.

(a)(3)        Not Applicable.

(a)(4)        Not Applicable.

*(a)(5)(A)    Letter dated May 8, 2001 from Kent Kresa to William P. Fricks (filed as Exhibit (a)(5)(C) to the
              General Dynamics Statement).

*(a)(5)(B)    Complaint filed by Patricia Heinmuller in the Court of Chancery of the State of Delaware, in
              and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)    Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in
              and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)    Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for
              New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No. 2 to the
              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)    Complaint filed by Efrem Weitschner, in the Court of Chancery of the State of Delaware, in and
              for New Castle County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the
              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)    Complaint filed by Eric van Gelder, in the Court of Chancery of the State of Delaware, in and
              for New Castle County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to Amendment No. 3 to the
              General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)    Text of press release issued by the Company, dated June 6, 2001.

*(a)(5)(H)    Text of the June 2001, Volume 1 edition of the For Your Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General Dynamics
              Schedule TO and incorporated herein by reference).

*(a)(5)(I)    Text of letter from Kent Kresa to William B. Fricks dated June 15, 2001.

*(a)(5)(J)    Text of press release issued by Northrop Grumman, dated June 21, 2001 (filed as Exhibit
              (a)(5)(G) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)    Text of press release issued by General Dynamics, dated June 25, 2001 (filed as Exhibit
              (a)(5)(xiv) to the General Dynamics Schedule TO and incorporated herein by reference).

Exhibit No. Description
----------- -----------
*(a)(5)(L)  Text of press release issued by the Company, dated October 4, 2001.

*(a)(5)(M)  Text of letter from Kent Kresa to William B. Fricks, dated October 4, 2001.

*(a)(5)(N)  Text of press release issued by the Company, dated October 5, 2001.

*(a)(5)(O)  Text of press release issued by the Company, dated October 23, 2001.

*(a)(5)(P)  Complaint filed by the U.S. Department of Justice with the District Court for the District of
            Columbia on October 23, 2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General
            Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)  Text of press release issued by the Company, dated October 26, 2001.

*(a)(5)(R)  Termination Agreement, dated October 26, 2001, between General Dynamics and the Company.

*(a)(5)(S)  Text of press release issued by the Company, dated November 6, 2001.

*(a)(5)(T)  Text of press release issued by the Company and Northrop Grumman, dated November 8, 2001.

(a)(5)(U)   Opinion of Credit Suisse First Boston Corporation dated November 7, 2001 (included as Annex B hereto).

(a)(5)(V)   Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex A hereto).

(a)(5)(W)   Retention Bonus Agreement, dated November 7, 2001, between Northrop Grumman and
            Thomas C. Schievelbein (filed as Exhibit 10.32 to Amendment No. 5 to the Northrop Grumman
            Form S-4 dated November 13, 2001, and incorporated herein by reference).

*(e)(1)     Confidentiality Agreement, dated October 6, 2001, between Northrop Grumman and the Company.

*(e)(2)     Agreement and Plan of Merger, dated November 7, 2001, among Northrop Grumman, the Northrop
            Grumman Purchaser and the Company (filed as Exhibit 2.1 to the Company's Current Report on
            Form 8-K dated November 8, 2001, and incorporated herein by reference).

*(e)(3)     Amendment No. 3, dated as of November 7, 2001, to the Rights Agreement dated as of June 10,
            1998, between the Company and EquiServe Trust Company, N.A. (formerly know as First Chicago
            Trust Company of New York) (filed as Exhibit 4 to the Company's Form 8-A/A dated November 8,
            2001, and incorporated herein by reference).

(g)         Not Applicable.

--------
* Previously filed.

                                                                        ANNEX A

                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607

                       INFORMATION STATEMENT PURSUANT TO
           SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

                               -----------------

   NO VOTE OR OTHER ACTION OF NEWPORT NEWS SHIPBUILDING INC.'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO NEWPORT NEWS SHIPBUILDING INC.

                               -----------------

                                    GENERAL

   This information statement (the "Information Statement") is being mailed on or about November 13, 2001 as part of the amended Solicitation/Recommendation Statement on Schedule 14D-9 (the "Northrop Grumman Schedule 14D-9") of Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), to the holders of record of the common stock of the Company, par value $0.01 per share (the "Company Common Stock", which term shall include the associated rights to purchase Series A Participating Cumulative Preferred Stock of the Company). The Northrop Grumman Schedule 14D-9 relates to the Amended and Restated Offer to Exchange dated November 13, 2001 of Purchaser Corp. I (the "Northrop Grumman Purchaser"), a wholly owned subsidiary of Northrop Grumman Corporation ("Northrop Grumman"), to purchase the Company Common Stock (the "Northrop Grumman Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Northrop Grumman Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Northrop Grumman to the Company Board. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2001, among Northrop Grumman, the Northrop Grumman Purchaser and the Company (the "Northrop Grumman Merger Agreement").

   The Northrop Grumman Merger Agreement provides that, promptly following the purchase of and payment for not less than a majority of the issued and outstanding shares of Company Common Stock on a fully diluted basis by Northrop Grumman or its subsidiaries pursuant to the Northrop Grumman Offer, Northrop Grumman will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding shares of Company Common Stock owned of record by Northrop Grumman and its subsidiaries. The Company has agreed in the Northrop Grumman Merger Agreement to use its reasonable efforts to cause Northrop Grumman's designees (and any replacement designees in the event that any such designee shall no longer be on the Company Board) to be elected to the Company Board (the "Northrop Grumman Designees"), including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Company will also, upon request of Northrop Grumman or the Northrop Grumman Purchaser, use its reasonable efforts to cause the Northrop Grumman Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, under the terms of the Northrop Grumman Merger Agreement at least two members of the Company Board who were directors of the Company as of the date of the Northrop Grumman Merger Agreement and who are not officers of the Company or any of its subsidiaries must remain members of the Company Board until the closing of the merger of the Company with and into the Northrop Grumman Purchaser, provided, however, that in no event shall this requirement result in the Northrop Grumman Designees constituting less than a majority of the Company Board.

   The Northrop Grumman Offer, the Northrop Grumman Merger and the Northrop Grumman Merger Agreement are more fully described in the Northrop Grumman
Schedule 14D-9, to which this Information Statement is attached as Annex A, which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Northrop Grumman Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

                       VOTING SECURITIES OF THE COMPANY

   The Company Common Stock is the only class of voting securities of the Company outstanding. Each share of Company Common Stock has one vote. As of November 1, 2001, there were 35,397,728 shares of Company Common Stock outstanding (including 31,176 shares of Company Common Stock that were subject to restricted stock grants).

                        THE NORTHROP GRUMMAN DESIGNEES

   The information contained in this Information Statement concerning Northrop Grumman and the Northrop Grumman Purchaser has been furnished to the Company by Northrop Grumman or the Northrop Grumman Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

   Northrop Grumman has informed the Company that the Northrop Grumman Designees will be selected by Northrop Grumman from among any of the directors and executive officers of Northrop Grumman set forth below. The following table sets forth certain information with respect to individuals Northrop Grumman may designate as the Northrop Grumman Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Northrop Grumman. The business address of each such person is c/o Northrop Grumman Corporation at 1840 Century Park East, Los Angeles, California 90067, their telephone number at that address is (301) 553-6262 and each such person is a citizen of the United States.

                                      Present Principal Occupation or Employment;
Name and Business Address Age                Five-Year Employment History
------------------------- --- ------------------------------------------------------------
     W. Burks Terry       50  Corporate Vice President and General Counsel of Northrop
                              Grumman since August 2000. Prior to this, Mr. Terry became
                              Vice President, Deputy General Counsel and Sector Counsel in
                              October 1998 and prior to October 1998 he was Vice President and Assistant General Counsel.

     John H. Mullan       59  Corporate Vice President and Secretary of Northrop Grumman
                              since 1999. Prior to this, Mr. Mullan was Acting Secretary.
                              Prior to May 1998, he was Senior Corporate Counsel.

     Albert F. Myers      55  Corporate Vice President and Treasurer of Northrop Grumman
                              since 1994.

   Northrop Grumman has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Northrop Grumman may choose additional or other Northrop Grumman Designees, subject to the requirements of Rule 14f-1.

   None of the Northrop Grumman Designees is currently a director of, or holds any position with, the Company. Northrop Grumman and the Northrop Grumman Purchaser have advised the Company that, to the best of their knowledge, none of the Northrop Grumman Designees or any of his affiliates (i) has a familiar relationship with any directors or executive officers of the Company, (ii) beneficially owns any securities (or any rights to acquire such securities) of the Company or (iii) has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

   Northrop Grumman and the Northrop Grumman Purchaser have advised the Company that none of the Northrop Grumman Designees during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding or any violation of federal or state securities laws.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   Set forth below is the ownership, as of September 30, 2001 (except as otherwise stated), of the number of shares and percentage of Company Common Stock beneficially owned by (i) each director of the Company, (ii) each executive officer of the Company whose name is set forth on the Summary Compensation Table, (iii) all executive officers and directors of the Company as a group and (iv) all persons beneficially owning more than 5% of the outstanding Company Common Stock.

                                                             Shares of the Company
                                                                 Common Stock      Aggregate Percentage
                                                                   Owned(a)              Owned(b)
                                                             --------------------- --------------------
William P. Fricks...........................................     467,546(c)(d)            1.32%
Hon. Gerald L. Baliles......................................       8,674(c)                 *
Hon. Charles A. Bowsher.....................................       3,830(c)                 *
Leon A. Edney, Admiral (Ret.)...............................       6,574(c)                 *
Dr. William R. Harvey.......................................       8,263(c)                 *
Hon. Shirley Ann Jackson....................................       2,038(c)                 *
Hon. Joseph J. Sisco........................................       8,924(c)                 *
Stephen R. Wilson...........................................       6,962(c)                 *
Thomas C. Schievelbein......................................     214,157(c)(d)              *
Alfred Little, Jr...........................................     77,286(c)(d)               *
Stephen B. Clarkson.........................................     108,147(c)(d)              *
William G. Cridlin, Jr......................................     84,285(c)(d)               *
All directors and executive officers as a group (18 persons)    1,264,031(c)(d)           3.57%
Cascade Investment LLC & William H. Gates III
  2365 Carillion Point, Kirkland, WA 98033
  & Microsoft Way, Redmond, WA 98052........................     2,562,900(e)             7.24%
Heyman Investment Associates Limited Partnership
  333 Post Road West, Westport, CT 06881 &
  Samuel J. Heyman
  1361 Alps Road, Wayne, NJ 07170...........................     2,249,600(f)             6.36%

--------
(a) Except as described in the notes below, each director, executive officer and 5% holder has sole voting and dispositive power over the shares beneficially owned, as set forth in this column.
(b) Except as indicated, each person or group beneficially owns less than 1% of the outstanding Company Common Stock. All percentages are based on 35,397,728 shares of Company Common Stock outstanding as of November 1, 2001.
(c) Includes options held by Messrs. Fricks, Baliles, Bowsher, Edney, Wilson, Schievelbein, Little, Clarkson and Cridlin and Drs. Harvey, Sisco and Jackson, which may be exercised on or before November 30, 2001, to acquire 324,321, 4,999, 1,999, 2,999, 4,999, 145,934, 45,564, 69,427, 40,564,
    4,999, zero and 666 shares of Company Common Stock, respectively. All directors and executive officers as a group have options, which may be exercised on or before June 9, 2001, for 795,100 shares of Company Common Stock.
(d) Includes shares held under the Company's 401(k) plan. Shares in the Company's 401(k) plan held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were 16,814, 2,539, 1,715, 4,290 and 4,896, respectively. All directors and executive officers as a group held 41,670 shares in the 401(k) plan.

(e) The number of shares owned is as reported in Schedule 13G filed by Cascade Investment LLC and William H. Gates III with the SEC on February 18, 2000. All shares may be deemed beneficially owned by William H. Gates III as the sole member of Cascade Investment LLC. Cascade Investment LLC & William H. Gates III reported shared voting and dispositive power for all shares beneficially owned.
(f) The number of shares owned is as reported in Schedule 13G filed by Heyman Investment Associates Limited Partnership and Samuel J. Heyman with the SEC on September 26, 2001. Heyman Investment Associates Limited Partnership reported sole voting and dispositive power for 1,982,675 of the shares beneficially owned and Samuel J. Heyman reported shared voting and dispositive power for all shares beneficially owned.

                   THE CURRENT MEMBERS OF THE COMPANY BOARD

   The Company Board currently consists of eight members and is divided into three classes. At each annual meeting, the term of one class expires.

      Class III (to serve until the 2002 Annual Meeting of Stockholders)

   HON. GERALD L. BALILES has been a partner with the law firm of Hunton & Williams since February 1990. From 1986 until January 1990 he served as Governor of the Commonwealth of Virginia. While Governor, he served as Chairman of the National Governors' Association from 1988 to 1989. He currently serves as Chairman of the Richmond Regional Transportation Advocacy Board, a member of the Council on Foreign Relations, a director of Norfolk Southern Corporation, on the United States Council for International Business and on The Greater Richmond World Affairs Council. He has served as Chairman of the Public Broadcasting Service (PBS) and as a member of The Atlantic Council of the United States and the Washington Airports Task Force. Governor Baliles is 60 years old and has been a director of the Company since January 1997.

   HON. CHARLES A. BOWSHER served as the Comptroller General of the United States from 1981 to 1996. Prior to his appointment as Comptroller General, Mr. Bowsher served as Assistant Secretary of the Navy for Financial Management and was a partner in the accounting and auditing firm of Arthur Andersen LLP. Currently he serves on the boards of American Express Bank, DeVry Inc., the Hitachi Foundation, the Concord Coalition and the Committee for a Responsible Federal Budget. Mr. Bowsher is 69 years old and has been a director of the Company since August 1999.

   HON. SHIRLEY ANN JACKSON has been the President of Rensselaer Polytechnic Institute, Troy, New York, since July 1999. Dr. Jackson served as Chairman of the U. S. Nuclear Regulatory Commission (NRC) from July 1995 to July 1999, and as Chairman of the International Nuclear Regulators Association (INRA) from May 1997 until May 1999. Prior to that, she was Professor of Physics at Rutgers University, New Brunswick, New Jersey, concurrently serving as a consultant in semiconductor theory at AT&T Bell Laboratories, and conducted research in physics at AT&T Bell Laboratories. Dr. Jackson currently serves as a director of Federal Express Corp., Sealed Air Corporation, SCI Systems and USX Corporation. She is a member of the Board of Trustees of The Brookings Institution and the Massachusetts Institute of Technology. Dr. Jackson is 54 years old and has been a member of the Company Board since July 2000.

       Class I (to serve until the 2003 Annual Meeting of Stockholders)

   WILLIAM P. FRICKS has served as Chairman and Chief Executive Officer of the Company since January 1997. Prior to that he was Chief Executive Officer from November 1995 and President and Chief Operating Officer from September 1994. Mr. Fricks first joined the Company in 1966. He was appointed Senior Vice President in 1988 and Executive Vice President in 1992. Mr. Fricks is a member of the Propeller Club of the United States and serves on the Board of the Naval Submarine League. He is a Life Member of the Navy League of the United States and of the Surface Navy Association, a member of the Council of the American Bureau of Shipping, and is past Chairman of the Board of Directors of the American Shipbuilding Association. Mr. Fricks is on the Board of Directors of the Hampton Roads Partnership, the WHRO Foundation and serves on the Board of Trustees of The Mariners' Museum. He is a member of the Virginia Business Council and the Virginia Business Higher Education Council. Mr. Fricks is 56 years old and has been a director of the Company since October 1996.

   DR. WILLIAM R. HARVEY has been President of Hampton University, in Hampton, Virginia, since July 1978. He is also the owner of the Pepsi-Cola Bottling Company of Houghton, Michigan. Dr. Harvey currently serves as a director of the First Union National Bank-Mid-Atlantic Region and Trigon Blue Cross Blue Shield of

Virginia. Previously he served on the President's National Advisory Council on Elementary and Secondary Education, the Defense Advisory Committee on Women in the Service, the Fund for the Improvement of Postsecondary Education, the Commission on Presidential Scholars, the President's Advisory Board on Historically Black Colleges and the U.S. Department of Commerce Minority Economic Development Advisory Board. Dr. Harvey previously held the positions of Administrative Vice President of Tuskegee University, Administrative Assistant to the President of Fisk University and as Assistant for Governmental Affairs to the Dean at Harvard University's Graduate School of Education. Dr. Harvey is 60 years old and has served as a director of the Company since January 1997.

   STEPHEN R. WILSON has served as Executive Vice President of Footstar, Inc. in Mahwah, New Jersey, since May 2001. From February 1998 until October 1999 he served as the Group Finance Director of Reckitt & Colman plc. Before that, he served as the Executive Vice President and Chief Financial Officer of Reader's Digest Association, Inc. from April 1995 to September 1997. From March 1993 to April 1995 he served as the Executive Vice President and Chief Financial Officer of RJR Nabisco, Inc. From October 1990 until March 1993 Mr. Wilson served as Senior Vice President, Corporate Development of RJR Nabisco. Mr. Wilson is 54 years old and has been a director of the Company since January 1997.

       Class II (to serve until the 2004 Annual Meeting of Stockholders)

   LEON A. EDNEY, ADMIRAL (RET.) served in the United States Navy for 39 years, last serving as Supreme Allied Commander Atlantic (NATO) and Commander-in-Chief, U.S. Atlantic Command from May 1990 to August 1992. From August 1988 to May 1990 he served as the Vice Chief of Naval Operations. Admiral Edney retired from the Navy in August 1992. From September 1992 to April 1994 Admiral Edney served as a defense consultant to the U.S. Navy and from May 1994 to July 1995 he served as Vice President of Loral Company. He currently serves as a director of Armed Forces Benefit Services Inc., OrinCon Industries, the Armed Services YMCA, San Diego, as Chairman of the Board of the Naval Aviation Museum Foundation, as Capstone Senior Fellow and as a trustee of the Naval Academy Foundation. He was previously the Distinguished Leadership Chair-United States Naval Academy, a director of the Retired Officers Association, and Senior Fellow at the Center for Naval Analysis. Admiral Edney is 66 years old and has been a director of the Company since January 1997.

   HON. JOSEPH J. SISCO has been a partner of Sisco Associates, a management-consulting firm, since January 1980. Previously he served as President and Chancellor of the American University and was employed by the United States Department of State for 25 years, last serving as Under Secretary of State for Political Affairs. He is also a director of Braun AG. Dr. Sisco served as a director of Tenneco Inc. from 1977 until his retirement from the Tenneco Board in May 1996. He was also a director of The Interpublic Group of Companies, Inc. and Raytheon Company until 1997. Previously he was a director of The Gillette Company and GEICO Corporation. Dr. Sisco is 81 years old and has been a director of the Company since October 1996.

                        COMMITTEES OF THE COMPANY BOARD

   The Company Board has four standing committees, which have the following responsibilities and authority:

   Audit Committee. The Audit Committee has the responsibility, among other things, to (i) review the performance and recommend the selection or replacement of the Company's independent public accountants (the "Accountants''), (ii) review and approve the scope of the Accountants' audit activity and extent of non-audit services and the fees and other compensation to be paid to the Accountants for those activities and services, (iii) review with management and the Accountants, both within and out of the presence of the Company's management, the adequacy of the Company's accounting systems and internal controls and the effectiveness of the Company's internal audit plan and activities, (iv) review with management and the Accountants the results of the Company's annual audits and its audited annual and unaudited quarterly financial statements and exercise general oversight of the Company's financial reporting processes, (v) require and receive from and discuss with the Accountants the Accountants' written disclosures delineating all relationships between the Accountants and the Company, including those that may impact the objectivity and independence of the Accountants, and report and make recommendations to the full Company Board with respect to the Audit Committee's assessment of the Accountants' independence, (vi) review with management litigation and other legal matters that may affect the Company's financial condition, (vii) monitor compliance with the Company's business conduct and other policies and (viii) conduct special reviews into any matters within the Audit Committee's scope of responsibilities and make recommendations to the Company Board with respect to the results of such reviews. The members of the Audit Committee are Messrs. Wilson, Edney and Bowsher and Drs. Sisco and Jackson. Mr. Wilson is the Chairman of the Audit Committee.

   Compensation and Benefits Committee. The Compensation and Benefits Committee (the "Compensation Committee") has the responsibility, among other things, to
(i) establish the salary rates of officers and certain other employees of the Company, (ii) examine periodically the compensation structure of the Company and (iii) supervise the welfare, pension and compensation plans of the Company. The members of the Compensation Committee are Messrs. Bowsher and Wilson and Drs. Harvey and Sisco. Dr. Sisco is the Chairman of the Compensation Committee.

   Nominating and Management Development Committee. The Nominating and Management Development Committee (the "Nominating Committee") has the responsibility, among other things, to (i) review possible candidates for election to the Company Board and recommend a slate of nominees for election as directors at the Company's Annual Meeting of Stockholders, (ii) review the function and composition of the other committees of the Company Board and recommend membership on such committees and (iii) review the qualifications and recommend candidates for election as officers of the Company. The Company's stockholders may recommend nominees for election to the Company Board pursuant to the Company's By-laws. The members of the Nominating Committee are Messrs. Baliles and Edney and Drs. Jackson and Harvey. Governor Baliles is the Chairman of the Nominating Committee.

   Executive Committee. Other than certain matters assigned to the Compensation Committee, the Executive Committee has, during the intervals between meetings of the Company Board, the authority to exercise all the powers of the Company Board that may be delegated legally to it by the Company Board in the management and direction of the business and affairs of the Company. The members of the Executive Committee are Messrs. Fricks, Baliles and Wilson. Mr. Fricks is the Chairman of the Executive Committee.

   During 2000, there were six meetings of the Company Board, four meetings of the Audit Committee, four meetings of the Compensation Committee, four meetings of the Nominating Committee and no meetings of the Executive Committee. During 2000, or the portion of 2000 during which each director served, each director attended at least 75% of the aggregate number of meetings of the Company Board and meetings of committees of the Company Board on which he or she served.

                           COMPENSATION OF DIRECTORS

   All directors who are not also employees of the Company are paid a director|s fee of $30,000 per annum, $14,500 in cash and the remainder in restricted shares of Company Common Stock (provided that during the pendency of the Northrop Grumman Offer, the retainer shall be payable 100% in cash), and an attendance fee of $1,500, plus expenses, for each meeting of the Company Board and an attendance fee of $1,000, plus expenses, for each committee meeting attended. Each director who serves as chairman of a committee of the Company Board is paid an additional fee of $4,000 per annum per chairmanship.

   Directors who are not also employees of the Company each receive an initial grant of 2,000 stock options upon joining the Company Board and an additional 2,000 stock options annually. Directors who are not also employees of the Company each receive a one-time grant of 1,000 shares of restricted stock upon joining the Company Board.

   As of November 1, 2001, the weighted average exercise price of the vested and exercisable options held by directors of the Company (including Mr. Fricks) as a group was $20.31.

                             CERTAIN TRANSACTIONS

   Governor Baliles, a director of the Company, is a partner in the law firm of Hunton & Williams. Hunton & Williams provided legal services to the Company during the last fiscal year.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers, directors and persons owning more than 10% of the Company Common Stock to file reports of ownership and changes in ownership of Company Common Stock and derivative securities of the Company with the SEC and the New York Stock Exchange (the "NYSE"). All directors and executive officers filed on a timely basis all reports required to be filed in 2000, except for a single report of a single sale of Company Common Stock in August 2000, which was inadvertently filed late by Mr. Stephen R. Wilson, a member of the Company Board.

                            EXECUTIVE COMPENSATION

      Newport News Shipbuilding Inc. Compensation and Benefits Committee
                       Report on Executive Compensation

   The Compensation Committee of the Company Board, which consists entirely of non-employee directors, provides the following report on executive compensation. Under the Compensation Committee's supervision, the Company has developed and implemented the executive compensation philosophy, policies, plans and programs described below.

Compensation Philosophy

   The Company has established a basic philosophy for executive compensation to reward executives primarily based upon their ability to improve the financial performance of the Company and increase stockholder value. The Compensation Committee believes this pay-for-performance philosophy will appropriately link the interests of executives with those of stockholders.

   Accordingly, the Company's executive compensation program has been structured to:

  . Align the total compensation paid to the Company's executives with the Company's business goals, including (but not limited to) operating income, cash flow, earnings per share, stock price growth, business development, quality of earnings, equal employment opportunity, leadership development and health, safety and environmental.

  . Reinforce a pay-for-performance culture through significant short- and long-term incentives. Performance-based pay constitutes the significant majority of compensation opportunities available to all of the Company's senior executives. For performance above target, executives have significantly higher award opportunities. For performance below target, award opportunities are significantly reduced and below certain levels, no award may be earned. Greater emphasis is placed on incentives that reward executives for sustained long-term performance.

  . Strengthen the linkage between stockholders' and executives' interests through stock-based incentives and stock ownership requirements. A significant portion of each executive's on-going compensation will be derived from stock-based compensation, including stock options and performance shares, which require stock price growth and/or achievement of earnings per share growth before any value is received by executives. These stock-based incentives also contain vesting requirements, which aid in the retention of key executive talent. Additionally, each executive is required to achieve and maintain certain stock ownership levels, which vary with executive level.

  . Attract and retain high quality executive talent by providing competitive total compensation. The on-going compensation program provides total compensation levels at market medians (50th percentile) when the Company achieves targeted performance objectives. However, Company performance above established performance objectives can result in a total compensation package that is above market medians. Conversely, Company performance below established performance objectives can result in a total compensation package significantly below market medians.

   Under this structure, the Company's executive compensation program has been designed to provide total compensation at competitive levels from three primary sources-base salary, annual cash incentive awards and long-term, stock-based incentive awards, such as stock options and performance shares. The following is a description of each of the components of the program.

Base Salary

   The Compensation Committee reviews annually base salaries for senior executives. Each executive's base salary, and any adjustments thereto, is based on a review of (i) the executive's sustained level of performance, (ii) demonstration of leadership competencies, (iii) judgments as to the executive's past and expected future contributions to the Company and (iv) market survey data for comparable positions. Salary recommendations for senior executives are developed under the direction of the Chief Executive Officer and approved by the Compensation Committee. However, the base salary of the Chief Executive Officer is set by the Compensation Committee alone.

   Data on competitive market salaries are provided annually to the Compensation Committee by an independent executive compensation consultant. Survey data are derived from a sample of similarly sized organizations within the same or highly related industries (the "Comparator Group"). The Comparator Group consists of organizations within the shipbuilding, defense and heavy manufacturing industries. The companies comprising the Comparator Group are not necessarily the same companies in the peer group indices in the performance graph included herein. Such indices are intended to provide a relative comparison of the Company's total return to stockholders and are not necessarily indicative of the Company's market for executive talent. Comparator Group survey data are supplemented by other published market survey data.

   In keeping with the Company's performance-based compensation philosophy (i.e., placing greater emphasis on variable rather than fixed pay), salaries for the Company's senior executives, including the named executives, are at or below market medians (50th percentile) for similar positions at companies of similar size in the Comparator Group.

Annual Incentives

   The primary purpose of the Company's Annual Incentive Plan ("AIP") is to provide executives with an incentive to promote the success of the Company through an opportunity to earn additional cash compensation based on achieving key Company goals. Annual incentive plan opportunities (targets) are also established using

Comparator Group and other market survey data. The Company's AIP provides that Company executives will receive cash payments under the Plan if the Company meets specified performance goals. These goals will typically consist of (but not be limited to) one or more of the following financial measures: operating income, operating cash flow, earnings per share, return on equity, return on investment, and net income. Larger payouts may be earned if Plan goals are exceeded. Conversely, smaller payouts (or no payout) may be earned if Plan goals are not met. In addition, the level of awards earned through the attainment of financial goals can be adjusted, upward or downward, based on the Company's performance related to other important business objectives including health and safety, equal employment opportunity, environmental, leadership development, business development and quality of earnings.

   The Compensation Committee is responsible for establishing performance measures and performance targets at the beginning of each year, for evaluating performance against these targets, and for determining individual awards for senior executives earned under the AIP. Individual incentive awards are based on Company performance against targets, both financial and non-financial, and evaluations of individual performance. The Compensation Committee exercises its discretion in performing these reviews and in determining the amount of actual awards, if any.

   For 2000, the principal financial measures were operating income (weighted 60%) and operating cash flow (weighted 40%). Actual performance on these measures exceeded budgeted performance for 2000 resulting in awards to executives, including all named executives, averaging 28% above targeted levels.

Long-term Incentives

   The Company's long-term, stock-based incentive plan is designed to align a significant portion of the executive's total compensation with stockholder interests. The Newport News Shipbuilding Inc. Stock Ownership Plan, and its successor Newport News Shipbuilding Inc. 1998 Stock Incentive Plan, provide the flexibility to grant long-term incentives in a variety of forms, including stock options, performance shares, restricted stock, stock appreciation rights, and other stock-based incentive vehicles. Periodically, the Compensation Committee establishes the types and levels of long-term incentives it believes are most likely to support the achievement of the Company's performance and total compensation objectives. At increasing levels of executive responsibility, it is the Compensation Committee's intent that executives derive a larger percentage of total compensation from long-term, stock-based incentive vehicles. Long-term incentives granted in 2000 were a combination of stock options and performance shares. Incentive opportunities were graduated by executive level. The number of options and performance shares granted in 2000 to each executive was based on a review of the grant levels and practices for a Comparator Group described earlier in this report. Based on the Company's pay philosophy, the opportunities for the Company's executive officers are targeted somewhat above the median of the market.

   Earnings per share ("EPS") is the performance measure used to determine actual performance share awards earned under the Plan. Payout levels are based upon performance against EPS goals over a three-year period. Larger payouts are earned if EPS goals are exceeded. Conversely, smaller payouts (or no payout) may be earned if EPS goals are not met.

   Performance shares granted in 1998 were to be earned based on the Company's EPS performance for the years 1998-2000. Based on the Company's outstanding EPS performance for this period, awards were earned at levels significantly above target.

Executive Stock Ownership

   The Compensation Committee believes that stockholder interests are enhanced through executive stock ownership. Accordingly, the Compensation Committee has established stock ownership requirements for the Company's key executives. The share requirements are defined as a multiple of each executive's base salary. The multiple varies with level of executive responsibility from four times base salary at the highest executive level ("CEO") to one times base salary at the lowest executive level. All of the named executive officers included in the Summary Compensation Table have exceeded established stock ownership requirements.

CEO Compensation

   The Compensation Committee established the compensation level for Mr. Fricks using data for CEOs in the Comparator Group as a benchmark. Mr. Fricks's cash compensation target opportunity (salary plus annual incentive) is below the market median while long-term, stock-based compensation target opportunities are above the market median. This approach corresponds to the Company's stated philosophy of substantially emphasizing performance-based pay and stockholder alignment over fixed pay. Total compensation opportunities approximate the market median. Annually, Mr. Fricks is eligible to receive compensation under the AIP and stock-based incentive grants consistent with the provisions of the Stock Ownership Plan based on performance against pre-established targets approved by the Compensation Committee.

   For 2000, the Committee increased Mr. Fricks's salary to $610,000, which was an 8.9% increase from his $560,000 salary in 1999. The Compensation Committee considered this salary adjustment appropriate in view of market data and Mr. Fricks's sustained level of performance and effectiveness in providing strategic leadership to the Company. Mr. Fricks's base salary remains somewhat below the median for his peers in the Comparator Group. However, as described earlier, his total compensation opportunity approximates the market median.

   In recognition of the exceptional Company performance achieved in 2000 under Mr. Fricks's leadership, the Compensation Committee granted Mr. Fricks an annual incentive award of $800,000. Also, annual stock awards (options and performance shares) were made to Mr. Fricks on the same basis as those made to other executives as described above. Mr. Fricks, and other eligible executives, also received a payout for performance shares earned based upon the three-year performance cycle that ended December 31, 2000. As noted elsewhere herein, the payout based on EPS performance was significantly above target.

Deductibility of Compensation

   For federal income tax purposes, publicly held corporations are not permitted to deduct compensation paid to any named executive in excess of $1 million unless the compensation is performance-based. Stock options and performance share grants under the Company's Stock Ownership Plan and the 1998 Stock Incentive Plan described earlier herein are designed and administered to maintain deductibility under Section 162(m) of the Internal Revenue Code.

   The Committee believes it is in the best interests of the stockholders to maintain discretionary control over the annual cash portion of executive compensation and that the decrease in any tax liability that would result from further action to reduce exposure to the $1 million limitation would be insufficient to warrant a change to the present compensation system.

   The Compensation Committee believes the overall design of the compensation program appropriately links executive and stockholder interests. The Committee will regularly evaluate the program to ensure continued future alignment.

                                          Compensation and Benefits Committee

                                          Hon. Joseph J. Sisco (Chairman)
                                          Hon. Charles A. Bowsher
                                          Dr. William R. Harvey
                                          Stephen R. Wilson

                      COMPENSATION OF EXECUTIVE OFFICERS

   The following Summary Compensation Table sets forth the remuneration paid by the Company (i) to the Chairman and Chief Executive Officer of the Company and
(ii) to each of the four other most highly compensated executive officers of the Company during the three fiscal years ended December 31, 2000.

                          Summary Compensation Table

                                                                         Long-term Compensation
                                                              --------------------------------------------
                                   Annual Compensation               Awards                Payouts
                            --------------------------------- --------------------- ----------------------
                                                                         Securities
                                                 Other Annual Restricted Underlying   LTIP     All Other
         Name and                Salary  Bonus   Compensation   Stock     Options    Payouts  Compensation
    Principal Position      Year ($)(a)  ($)(a)     ($)(b)       ($)        (#)      ($)(c)      ($)(d)
    ------------------      ---- ------- ------- ------------ ---------- ---------- --------- ------------
William P. Fricks.......... 2000 610,000 800,000    31,906        --       80,780   4,199,148  1,358,679
Chairman and Chief......... 1999 560,000 850,000    27,489        --       61,040   1,017,500    310,915
Executive Officer.......... 1998 540,000 685,000    23,347        --       68,515          --    109,850

Thomas C. Schievelbein..... 2000 410,000 400,000    23,874        --       38,050   2,139,288    677,529
Executive Vice President... 1999 381,000 430,000    24,204        --       28,820     543,290    150,071
and Chief Operating Officer 1998 365,000 358,000    17,695        --       35,870          --     57,860

Alfred Little, Jr.......... 2000 260,500 170,000    11,675        --       18,040     936,808    286,999
Vice President--Human...... 1999 241,500 194,000    12,161        --       13,600     244,475     61,023
Resources and EH&S......... 1998 231,500 165,000    10,037        --       16,685          --     42,452

Stephen B. Clarkson........ 2000 251,000 161,000    11,431        --       18,040     936,808    270,685
Vice President, General.... 1999 241,500 185,000    13,324        --       13,600     244,475     49,817
Counsel and Secretary...... 1998 231,500 156,000    10,428        --       16,685          --     37,063

W. G. Cridlin, Jr.......... 2000 210,500 139,500     8,700        --       18,040     936,808    242,561
Vice President and General. 1999 203,000 141,000     8,015        --       13,600     244,475     64,239
Manager--Submarine Programs 1998 195,000 130,000     7,881        --       16,685          --     35,674

--------
(a) Includes amounts contributed by the named executives to the Company's 401(k) and deferred compensation plans in the case of salary, and deferred compensation plan in the case of bonus.
(b) Amounts reported under the column represent amounts reimbursed for the payment of taxes. Executives also received certain perquisites from the Company during each reportable year, the cost of which for each named executive did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of that executive as reported in the table above.
(c) Includes two awards: (i) an annual award of performance shares that was earned based on the Company's EPS performance over a three-year performance period and (ii) a special, one-time performance share award following the Company's spin-off from its parent company that was earned based on the Company's stock price performance. This latter award was intended to focus executive attention on stockholder value and provide for the retention of key executives through vesting requirements.
(d) The amounts shown in this column for 2000 include the following: amounts contributed or paid by the Company under the Company's 401(k), ESOP, and deferred compensation plans for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $1,322,294, $661,489, $278,614, $258,595 and
    $234,567, respectively, although all amounts contributed are not vested; amounts imputed as income for federal income tax purposes under the Company's group life insurance plan for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $11,666, $2,937, $1,924, $5,629 and $1,533, respectively; and dividend equivalents accrued or paid on performance shares held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $24,719, $13,103, $6,461, $6,461 and $6,461, respectively.

                             Option Grants in 2000

   The following table sets forth the number of stock options to acquire Company Common Stock that were granted in 2000 to the following persons named in the Summary Compensation Table. The Company has not granted any stock appreciation rights.





                                    Individual Grants(a)
                       ----------------------------------------------
                                                                       Potential Realizable
                                                                      Value at Assumed Annual
                       Number of    % of Total                         Rates of Stock Price
                       Securities    Options     Exercise                Appreciation for
                       Underlying   Granted to    or Base                   Option Term
                        Options    Employees in  Price Per Expiration -----------------------
Name                   Granted(#) Fiscal Year(b) Share($)     Date       5%($)      10%($)
----                   ---------- -------------- --------- ----------  ---------   ---------
William P. Fricks.....   80,780       13.69%      25.4375   1/2/2010  1,292,279   3,274,888
Thomas C. Schievelbein   38,050        6.45%      25.4375   1/2/2010    608,705   1,542,578
Alfred Little, Jr.....   18,040        3.06%      25.4375   1/2/2010    288,595     731,356
Stephen B. Clarkson...   18,040        3.06%      25.4375   1/2/2010    288,595     731,356
W. G. Cridlin, Jr.....   18,040        3.06%      25.4375   1/2/2010    288,595     731,356

--------
(a) All options vest ratably over three years beginning with the first anniversary of the original grant date.
(b) Based on 589,916 options granted to all employees in 2000.

      Aggregate Option Exercises in 2000 and 2000 Year-end Option Values

   The following table provides information as to options exercised by each of the named executive officers of the Company during 2000 and the number of securities underlying unexercised options and the value of unexercised, in-the-money options as of December 31, 2000. The Company has not granted any stock appreciation rights.

                                                     Number of Securities
                                                    Underlying Unexercised     Value of Unexercised
                         Shares                        Options At Fiscal      In-the-Money Options at
                        Acquired        Value             Year-End(#)         Fiscal Year-End ($)(b)
                           on        Realized on   ------------------------- -------------------------
Name                   Exercise(#) Exercise ($)(a) Exercisable Unexercisable Exercisable Unexercisable
----                   ----------- --------------- ----------- ------------- ----------- -------------
William P. Fricks.....       --             --       338,209      144,313    11,805,559    3,562,742
Thomas C. Schievelbein       --             --       159,453       69,221     5,527,336    1,711,664
Alfred Little, Jr.....   12,600        417,601        26,456       32,669       901,689      807,780
Stephen B. Clarkson...   22,851        765,086        53,319       32,669     1,789,486      807,780
W. G. Cridlin, Jr.....   51,880        801,991        24,456       32,669       705,372      807,780

--------
(a) Value realized is equal to the difference between the option exercise price and the fair market value of Company Common Stock on the date of exercise multiplied by the number of options exercised. The payment of related withholding taxes is not reflected in the table.
(b) The value of unexercised stock options reflects the difference between the exercise price of unexercised in-the-money options and the price of Company Common Stock as of year-end. Options are in the money if the fair market value of the underlying Company Common Stock exceeds the exercise price of the option. As of December 31, 2000, the weighted average exercise price of the vested and exercisable options held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin was $17.09, $17.34, $17.92, $18.44 and $23.16,
    respectively. As of November 1, 2001, the weighted average exercise price of the vested and exercisable options held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin and all other executive officers as a group was $20.02, $20.56, $23.44, $20.47, $24.76 and $21.96, respectively.

                           Long-Term Incentive Plan

                       Performance Share Awards in 2000

   The following table shows the threshold, target and maximum number of shares of Company Common Stock that can be earned based on performance shares granted in 2000. The number of shares earned depends upon the achievement of earnings per share objectives approved by the Company Board.



                                         Performance or
                                          Other Period
                       Number of Shares,     Until         Estimated Future Payout
                        Units or Other   Maturation or  ------------------------------
Name                       Rights(#)       Payout(a)    Threshold Target(#) Maximum(#)
----                   ----------------- -------------- --------- --------- ----------
William P. Fricks.....      23,760          3 years         128    23,760     47,520
Thomas C. Schievelbein      11,190          3 years       3,357    11,190     22,380
Alfred Little, Jr.....       5,310          3 years       1,593     5,310     10,620
Stephen B. Clarkson...       5,310          3 years       1,593     5,310     10,620
W. G. Cridlin, Jr.....       5,310          3 years       1,593     5,310     10,620

--------
(a) January 1, 2000 through December 31, 2002.

                               Performance Graph

   The following graph presents a comparison of the cumulative total stockholder return for calendar years ended December 31, 1996, 1997, 1998, 1999 and 2000 as compared to the Standard & Poors 400 (Midcap) Stock Index and the Standard & Poors Aerospace/Defense 500 Stock Index. The Company is a component of both indices. These figures assume that all dividends paid over the performance period were reinvested, and that the starting value of each index and the investment in Company Common Stock was $100 on December 31, 1996. The graph is not, and is not intended to be, indicative of future performance of Company Common Stock. Performance for years prior to 1997 is not shown, because the Company's shares did not trade publicly until December 11, 1996.

           COMPARISON OF CUMULATIVE TOTAL RETURN AMONG NEWPORT NEWS
               SHIPBUILDING INC., S&P 400 (MIDCAP) INDEX AND S&P
                        AEROSPACE/DEFENCE 500 INDEX(a)


                                          [CHART]

                              newport shipbuilding

                          12/31/96 12/31/97 12/31/98 12/31/99 12/31/00
                          -------- -------- -------- -------- --------
Newport News Shipbuilding   $100     $171     $226     $187     $348
S&P 500 Aerospace Defense   $100     $103     $ 79     $ 77     $114
S&P 400 Midcap...........   $100     $132     $158     $181     $202

--------
(a) Total return equals stock price appreciation plus reinvested dividends.

                             Pension Plan Benefits

   The following table sets forth the aggregate estimated annual benefits payable to the named executives upon normal retirement (at age 65 with at least five years of participation) pursuant to the Company's qualified retirement and non-qualified restoration plans, calculated based on compensation covered under the plans and years of service with the Company.

                          Years of Participation
---------------------------------------------------------------------------
Remuneration    5        10       15       20       25       30       35
------------ -------- -------- -------- -------- -------- -------- --------
 $ 200,000   $ 16,000 $ 31,000 $ 47,000 $ 63,000 $ 79,000 $ 94,000 $110,000
   300,000     24,000   47,000   71,000   94,000  118,000  141,000  165,000
   400,000     31,000   63,000   94,000  126,000  157,000  189,000  220,000
   500,000     39,000   79,000  118,000  157,000  196,000  236,000  275,000
   600,000     47,000   94,000  141,000  189,000  236,000  283,000  330,000
   700,000     55,000  110,000  165,000  220,000  275,000  330,000  385,000
   800,000     63,000  126,000  189,000  251,000  314,000  377,000  440,000
   900,000     71,000  141,000  212,000  283,000  354,000  424,000  495,000
  1,000,000    79,000  157,000  236,000  314,000  393,000  471,000  550,000
  1,100,000    86,000  173,000  259,000  346,000  432,000  519,000  605,000
  1,200,000    94,000  189,000  283,000  377,000  471,000  566,000  660,000
  1,300,000   102,000  204,000  306,000  409,000  511,000  613,000  715,000
  1,400,000   110,000  220,000  330,000  440,000  550,000  660,000  770,000
  1,500,000   118,000  236,000  354,000  471,000  589,000  707,000  825,000
  1,600,000   126,000  251,000  377,000  503,000  629,000  754,000  880,000
  1,700,000   134,000  267,000  401,000  534,000  668,000  801,000  935,000
  1,800,000   141,000  283,000  424,000  566,000  707,000  849,000  990,000

   The benefits set forth above are computed as a straight life annuity and are based on years of service with the Company and the employee's final average compensation (salary and bonus) for the executive's last five years of employment with the Company.

   Benefits under the Company's retirement plans are subject to an offset for benefits accrued under the Company's former parent's retirement plans but are not subject to any reduction for Social Security.

   The Company has amended the Retirement Benefit Restoration Plan. See "Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or
Affiliates--Restoration Plan" under Item 3 of the Northrop Grumman Schedule
14D-9.

   Certain executive officers of the Company, selected by the Compensation Committee of the Company Board, participate in the Company's non-qualified supplemental executive retirement plan ("SERP"), adopted on March 30, 1999. Full benefits under the SERP are payable only to those executives who retire at or after age 60 with at least five years of service and participation in the SERP. Currently, all of the named executives participate in the SERP. The SERP provides a total pension of (a) up to 50% of average compensation (salary and bonus) for the executive's highest three of the last five years of employment, or (b) the pension that would be provided by the qualified retirement plan, without regard to IRS limitations on plan compensation or benefits, whichever is greater. It is estimated that, at normal retirement, Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin will receive annual retirement benefits under the SERP, in addition to benefits indicated in the Pension Table above, of $45,597, $99,506, $150,396, $129,081 and $10,890, respectively. SERP benefits are net of retirement benefits payable under the Company's qualified retirement and non-qualified restoration plans and the Company's former parent's retirement plans.

   The number of years of credited participation under the Company's qualified retirement and non-qualified restoration plans for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin are 33, 12, 13, 9 and 31, respectively. In the case of Mr. Fricks, the method of calculating years of credited service has been changed from prior years to reflect changes in Mr. Fricks's employment agreement which provides certain additional pension benefits (See "Employment Contracts, Termination of Employment and Change-In-Control Arrangements", below). All the named executives have two years of credited participation under the Company's SERP. Mr. Schievelbein has entered into a retention bonus agreement with Northrop Grumman which provides certain additional pension benefits (See "Certain Agreements Arrangements or Understanding Between the Company or its Affiliates and Northrop Grumman, the Northrop Grumman Purchaser and their Respective Executive Officers, Directors or Affiliates--Agreement with Mr. Schievelbein" under Item 3 of the Northrop Grumman Schedule 14D-9).

   The Company has amended the SERP. See "Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates--SERP" under Item 3 of the Northrop Grumman Schedule 14D-9.

              Employment Contracts, Termination of Employment and
                        Change-in-Control Arrangements

   The Company has an employment contract with Mr. Fricks for a term ending December 12, 2001. The contract provides for automatic one-year extensions unless a notice of termination is given by the Company Board at least 90 days prior to the expiration of the agreement. Effective January 1, 2001, Mr. Fricks will be paid a base salary of $650,000. Mr. Fricks's base salary is subject to such adjustments as may, from time to time, be approved by the Compensation Committee of the Company Board. Mr. Fricks also receives annual financial planning services and retirement and other benefits. The contract provides that, upon Mr. Fricks's separation from the Company, he will receive career transition assistance of up to $75,000. Upon an involuntary termination of Mr. Fricks's employment, or if the term of the agreement is not extended:

  . Mr. Fricks is entitled to receive a severance payment in an amount equal to three (3) times the sum of his then current base salary and the greater of his target bonus for the calendar year in which his termination of employment occurs or the bonus most recently awarded to Mr. Fricks; and

  . subject to the approval of the Company Board, Mr. Fricks's outstanding restricted stock, stock option and performance share awards will vest and/or become exercisable.

   The contract includes a supplemental pension agreement that provides for certain retirement benefits such that his total pension is the greater of 60% of the sum of the three-year average of his base pay and the three-year average of his short-term incentive compensation, or the actuarial equivalent of any earlier retirement benefit that he could have elected to receive. Under this employment contract, it is estimated that, at normal retirement, Mr. Fricks will receive a supplemental annual retirement benefit of $411,000.

   In April 2001, the Company amended its employment agreement with Mr. Fricks to provide that, in the event of Mr. Fricks's early retirement from the Company, he will continue to be provided, until his normal retirement date at age 65, use of a corporate jet aircraft for up to 30 hours of airtime per year on the same basis on which an aircraft is currently made available to Mr. Fricks, including a gross-up payment for federal and state income tax purposes.

   The Company also has an employment contract with Mr. Schievelbein for a three-year term commencing June 1, 1998. The contract provides for automatic one-year extensions unless a notice of termination is given by the Company at least 90 days prior to the expiration of the contract. Effective January 1, 2001, Mr. Schievelbein will be paid a base salary of $435,000. Mr. Schievelbein's base salary is subject to such adjustments as may, from time to time, be approved by the Compensation Committee of the Company Board. Mr. Schievelbein also receives annual financial planning services and retirement and other benefits. The contract provides that, upon

Mr. Schievelbein's separation from the Company, he will receive career transition assistance of up to $50,000. Upon an involuntary termination of Mr. Schievelbein's employment, or if the term of the agreement is not extended:

  . Mr. Schievelbein is entitled to receive a severance payment in an amount equal to two times his total cash compensation (base salary plus target bonus) in effect on the date of his termination of employment; and

  . subject to the approval of the Compensation Committee, Mr. Schievelbein's outstanding restricted stock, stock option and performance share awards will vest and/or become exercisable.

   Mr. Schievelbein has entered into a retention bonus agreement with Northrop Grumman,which is described under "Certain Agreements Arrangements or Understanding Between the Company or its Affiliates and Northrop Grumman, the Northrop Grumman Purchaser and their Respective Executive Officers, Directors or Affiliates--Agreement with Mr. Schievelbein" under Item 3 of the Northrop Grumman Schedule 14D-9.

   The Company has a Change in Control Severance Benefit Plan for Key Executives (referred to herein as the "Change in Control Severance Plan") for the benefit of certain executives and officers whose positions are terminated under certain circumstances following a change in control of the Company. Under the Change in Control Severance Plan, in the event of a participant's termination of employment without "cause" or due to "constructive termination" (in each case within the meaning of the Change in Control Severance Plan), which includes the failure to provide the employee with a position at an acquiring company immediately following the change in control that is equivalent to the position the employee holds at the Company, within three years following a change in control, the participant would be entitled to receive the following severance benefits:

  . a participant who is a key executive of the rank of Senior Vice President and above, or who is otherwise specified in the plan (a "Tier I Executive"), would receive three times the sum of his annual salary and the greater of his average bonus awards, together with any special awards, over the last three years or his targeted bonus in effect at the time of the change in control;

  . a participant who is not a Tier I Executive (a "Tier II Executive") would receive two times the sum of his annual salary and the greater of his average bonus awards, together with any special awards, over the last three years or his targeted bonus in effect at the time of the change in control;

  . continued medical, dental, vision, group life insurance and long-term disability coverage following termination of employment for a period of three years, if the participant is a Tier I Executive, or two years, if the participant is a Tier II Executive;

  . if the participant is also a participant in the SERP participant's accrued benefit under such plan will be determined by adding three years to his service and participation and five years to his age, and all non-qualified pension payments to the participant may, at his election, be paid in a lump sum;

  . if the participant has deferred compensation under the Deferred Compensation Plan, the participant will receive the portion of his Company match account under the Deferred Compensation Plan that would be forfeited upon termination of employment; and

  . if the participant is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the participant will receive a gross-up payment so that the participant will be in the same after-tax position he would have been in had no excise tax been imposed.

   A Tier I Executive is also entitled to receive the benefits described above if the participant voluntarily terminates his or her employment, for any reason or no reason, during the 30-day period following the first anniversary of a change in control. See "Certain Agreements, Arrangements or Understandings Between the Company or Its Affiliates and the Company, Its Executive Officers, Directors or Affiliates--Change in Control Severance Plan" under Item 3 of the Northrop Grumman Schedule 14D-9.

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]


November 7, 2001

Board of Directors
Newport News Shipbuilding Inc.
4101 Washington Avenue
Newport News, Virginia  23607

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock of Newport News Shipbuilding Inc. ("Newport News"), other than Northrop Grumman Corporation ("Northrop Grumman") and its affiliates, of the Aggregate Consideration (as defined below) to be received by holders of Newport News Common Stock (as defined below) pursuant to the Agreement and Plan of Merger, dated as of November 7, 2001 (the "Merger Agreement"), among Northrop Grumman, Purchaser Corp. I, a wholly owned subsidiary of Northrop Grumman ("Merger Sub"), and Newport News. The Merger Agreement provides that, among other things, (i) Merger Sub will offer to exchange (the "Exchange Offer") for each outstanding share of common stock, par value $0.01 per share, of Newport News ("Newport News Common Stock"), at the election of the holder thereof and subject to certain proration procedures and limitations set forth in the Merger Agreement, either (a) $67.50 in cash (the "Cash Consideration") or (b) that number of shares of common stock, par value $1.00 per share, of Northrop Grumman ("Northrop Grumman Common Stock") equal to the quotient obtained by dividing $67.50 by the average of the closing sale prices for a share of Northrop Grumman Common Stock on the New York Stock Exchange over the 5-day trading period ending on the trading day immediately preceding the second full trading day before the expiration of the Exchange Offer (the "Average Price") (such fraction of a share of Northrop Grumman Common Stock, the "Stock Consideration"); provided, however, that (x) if the Average
                                   --------  -------
Price is less than $80.00, the Stock Consideration will be 0.84375 of a share of Northrop Grumman Common Stock and (y) if the Average Price is greater than $100.00, the Stock Consideration will be 0.675 of a share of Northrop Grumman Common Stock; and (ii) subsequent to the Exchange Offer, Newport News will merge with and into Merger Sub (the "Merger" and, taken together with the Exchange Offer, the "Transaction") and each outstanding share of Newport News Common Stock not owned by Northrop Grumman or its affiliates will be converted into the right to receive, at the election of the holder thereof and subject to certain proration procedures and limitations set forth in the Merger Agreement, either the Cash Consideration or the Stock Consideration. We understand that pursuant to the terms of the Merger Agreement, Northrop Grumman will issue 16,636,885 shares of Northrop Grumman Common Stock and will pay a maximum of $1,058,395,840 in cash (subject to certain adjustments more fully described in the Merger Agreement) in the Transaction. The aggregate amount of Cash Consideration and Stock Consideration to be received by holders of Newport News Common Stock in the Transaction is referred to herein as the "Aggregate Consideration."

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Newport News and Northrop Grumman. We also have reviewed certain other information relating to Newport News and Northrop Grumman, including financial forecasts, provided to or discussed with us by Newport News and Northrop Grumman, and have met with the managements of Newport News and Northrop Grumman to discuss the businesses and prospects of Newport News and Northrop Grumman. We also have considered certain financial and stock market data of Newport News and Northrop Grumman,


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

Board of Directors
Newport News Shipbuilding Inc.
November 7, 2001
Page 2

and we have compared those data with similar data for publicly held companies in businesses similar to Newport News and Northrop Grumman, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have been advised, and have assumed, that the financial forecasts for Newport News and Northrop Grumman have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Newport News and Northrop Grumman as to the future financial performance of Newport News and Northrop Grumman. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Newport News or Northrop Grumman, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. Our opinion also is limited to the fairness from a financial point of view to the holders of Newport News Common Stock other than Northrop Grumman and its affiliates of the Aggregate Consideration to be received by the holders of Newport News Common Stock and does not address the consideration to be received by any particular stockholder, which may vary as a consequence of, among other things, the forms of consideration elected by such stockholder and other holders of Newport News Common Stock. We are not expressing any opinion as to what the value of Northrop Grumman Common Stock actually will be when issued pursuant to the Transaction or the prices at which Northrop Grumman Common Stock will trade at any time. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to Newport News, nor does it address the underlying business decision of Newport News to proceed with the Transaction.

We have acted as financial advisor to Newport News in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We and our affiliates have in the past provided investment banking and financial services to Newport News and Northrop Grumman unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of Newport News and Northrop Grumman and their affiliates for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Newport News in connection with its evaluation of the Transaction, does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Newport News Common Stock in the Exchange Offer, the form of the consideration to be elected by any stockholder in the Transaction or how any such stockholder should vote or act on any matter relating to the Merger.

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

Board of Directors
Newport News Shipbuilding Inc.
November 7, 2001
Page 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received by the holders of Newport News Common Stock in the Transaction is fair, from a financial point of view, to the holders of Newport News Common Stock other than Northrop Grumman and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                      B-3